FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Annual Report on Corporate Governance- Financial year 2007	1

APPENDIX I
ANNUAL REPORT ON CORPORATE GOVERNANCE
LISTED COMPANIES
ISSUER’S IDENTIFICATION DETAILS DATE OF FINANCIAL YEAR END 31-12-2007
TAX ID CODE:
A28015865
Company Name: TELEFÓNICA, S.A.

MODEL OF ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED COMPANIES
For a full understanding of this model and the subsequent drafting of the report, please read the instructions for its completion provided at the end of this report. The CIF, NIF or other Tax ID Code column, which shall not be public, should be completed in all cases in which it is necessary to complete the details of natural or legal persons.
A	SHAREHOLDING STRUCTURE
A.1	Fill in the following table regarding the company’s share capital:

Date of latest			Number of voting
change	Share Capital (€)	Number of shares	rights
07-06-2007	4,773,496,485	4,773,496,485	4,773,496,485
Please state whether there are different classes of shares, with different associated rights:
Yes ☐       No ☑

Class	Number of shares	Nominal unit value	Voting rights unit	Different rights
All the shares are the same class	4,773,496,485	1.00	1	—
A.2	Please list the direct and indirect holders of significant shareholdings in your organisation at financial year end, excluding members of its Board of Directors:

Name or company	Number of direct	Number of indirect	% of total voting
name of shareholder	voting rights	voting rights (*)	rights

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	102,233	261,644,332	5.483
Banco Bilbao Vizcaya Argentaria, S.A.	298,699,855	17,146	6.258

(*)	Through:

Name or company name of	Number of direct	% of total voting
direct shareholder	voting rights	rights

Criteria CaixaCorp, S.A.	261,644,332	5.481
BBVA Seguros, S.A. de Seguros y Reaseguros	17,146	0.000

Please state the most significant movements in the shareholding structure during the financial year:

Name or company name
of shareholder	Date of transaction	Description of transaction

A.3	Please fill in the following tables regarding members of the Board of Directors of the company who hold voting rights on company shares:

Name or company
name of Company	Number of direct	Number of indirect	% of total voting
Director	voting rights	voting rights (*)	rights
Mr. César Alierta Izuel	3,770,333	78,000	0.081
Mr. Isidro Fainé Casas	203,066	—	0.004
Mr. Vitalino Manuel Nafría Aznar	11,300	—	0.000
Mr. Julio Linares López	86,456	1,840	0.002
Mr. José María Abril Pérez	300	18,360	0.000
Mr. Fernando de Almansa Moreno-Barreda	19,349	—	0.000
Mr. José María Álvarez-Pallete López	67,815	1,036	0.001
Mr. David Arculus	10,500	—	0.000
Mr. Carlos Colomer Casellas	564	34,620	0.001
Mr. Peter Erskine	500	—	0.000
Mr. Alfonso Ferrari Herrero	569,563	20,800	0.012
Mr. Gonzalo Hinojosa Fernández de Angulo	39,476	390,000	0.009
Mr. Pablo Isla Álvarez de Tejera	401	—	0.000
Mr. Antonio Massanell Lavilla	2,274	—	0.000
Mr. Francisco Javier de Paz Mancho	1,000	—	0.000
Mr. Manuel Pizarro Moreno	1,000	—	0.000
Mr. Antonio Viana-Baptista	184,549	—	0.004

(*)	Through:

Name or company name of direct	Number of direct
shareholder	voting rights	% of total voting rights
Grupo Arce de Inversiones, S.A. SICAV	78,000	0.002
Judbem de Inversiones, S.A. SICAV	1,700	0.000
Ms. María Jesús Romaña Pescador	140	0.000
Ms. María Teresa Arandia Urigüen	18,360	0.000
Mr. José María Álvarez-Pallete Samaniego	432	0.000
Mr. Alvaro Álvarez-Pallete Samaniego	302	0.000
Ms. Purificación Samaniego Linares	302	0.000
Ahorro Bursátil, S.A. SICAV	34,620	0.001
Inversiones Singladura, S.A. SICAV	20,800	0.000
Eletres, S.L.	390,000	0.008

Total % of voting rights held by the Board of Directors	0.1152
Please fill in the following tables regarding members of the Board of Directors of the company holding company share options:

Name or company		Number of
name of Company	Number of direct	indirect share	Equivalent number of
Director	share option rights	option rights	shares	% of total voting rights
Mr. César Alierta Izuel	245,422	—	245,422	0.005
Mr. César Alierta Izuel	8,200,000	—	Not applicable	Not applicable
Mr. José María Álvarez-Pallete López	115,558	—	115,558	0.002
Mr. Peter Erskine	333,625	—	333,625	0.006
Mr. Julio Linares López	122,909	—	122,909	0.002
Mr. Antonio Viana-Baptista	115,558	—	115,558	0.002
Mr. Alfonso Ferrari Herrero	485,000	—	Not applicable	Not applicable
A.4
Where applicable, please state any family, commercial, contractual or corporate relationships between owners of significant shareholdings, as far as the Company is aware, unless of little relevance or ensuing from ordinary trading or exchange:

Name or company name of
related party	Type of relationship	Brief Description

A.5
Where applicable, please state any commercial, contractual or corporate relationships between owners of significant shareholdings and the company and/or its group, unless of little relevance or ensuing from ordinary trading or exchange:

Name or company name of
related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A. and with Telefónica, S.A. in Mobipay Internacional, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica de Contenidos, S.A.U. in the company Hispasat, S.A.
A.6
Please indicate any paracorporate agreements reported to the company subject to article 112 of the Securities Market Law. Where applicable, please provide a brief description of the agreement and list the shareholders involved:

Yes ☐       No ☑

Parties to paracorporate	% of share capital	Brief description of the
agreement	affected	agreement

Please indicate any concerted actions among company shareholders of which the company is aware. If any, please provide a brief description:
Yes ☐       No ☑

	% of share capital	Brief description of the
Parties to concerted actions	affected	concerted action

Please state explicitly any change in or break-up of said concerted actions or agreements that has taken place during the financial year:
A.7	Please state whether there is any person or organisation that exercises or may exercise control over the company pursuant to Article 4 of the Securities Market Law. If so, please specify:
Yes ☐       No ☑

Name or Company Name

Comments

A.8	Please fill in the following tables regarding the company’s treasury stock:

At financial year end:

Number of shares held	Number of shares held indirectly
directly	(*)	Total % of share capital
64,471,368	0	1.351

(*)	Through:

Name or company name of direct
shareholder	Number of shares held directly
—	—

Total:	—

Please list any significant variations that may have occurred during the financial year, in accordance with Royal Decree 1362/2007:

	Total number of
Date of	direct shares	Total number of indirect
notification	acquired	shares acquired	Total % of share capital
22-01-2007	54,976,664	0	1.117
03-04-2007	49,374,394	0	1.003
23-07-2007	54,591,568	0	1.144

Gain / (Loss) from sale of treasury stock during the period	22,697,307.31
A.9.	Please detail the conditions and effective term of any authorisation(s) conferred by the General Shareholder’s Meeting to the Board of Directors to purchase and/or transfer treasury stock.

The Ordinary General Shareholders’ Meeting of Telefónica, at its session held on May 10th, 2007, resolved to renew the authorisation granted by the GSM of June 21, 2006, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“To authorise, as set forth in Articles 75 and following, and in the additional provision one, section 2, of the current Spanish Corporations Law (Ley de Sociedades Anónimas), the acquisition, at any moment and as many times as considered necessary by Telefónica, S.A. — either directly or through any of the subsidiary companies of which it is the controlling company — of fully paid treasury stock, through a purchase-sale transaction or for any other legal valuable consideration.

The minimum acquisition price or compensation will be equivalent to the nominal value of the treasury stock acquired and the maximum acquisition price or compensation will be equal to the market value of the treasury stock on an official secondary market at the time of the acquisition.

Said authorisation is granted for a period of 18 months, as from the date of the current Annual General Shareholders’ Meeting, and is expressly subject to the limitation that, at any time, the nominal value of the treasury stock acquired under this authorisation, added to that already held by Telefónica, S.A. and any of the controlled subsidiary companies, may exceed 5 percent of the share capital at the time of the acquisition, respecting the limitations set for the acquisition of treasury stock as imposed by the regulatory authorities of the markets on which Telefónica, S.A. shares are listed.

It is expressly noted that the authorisation granted for the acquisition of treasury stock can be used wholly or partially for the acquisition of shares of Telefónica, S.A. which the Company must deliver or transfer to its directors or employees, or to those of the companies in its Group, directly or as a consequence of them having exercised their option rights, within the framework of the remuneration systems linked to the market value of the company shares, duly approved.

To empower the Board of Directors, in the broadest possible terms, to exercise the authorization derived from this resolution and to execute the remaining items included herein, enabling the Board of Directors to delegate in the Executive Committee, the Executive Chairman of the Board or any other person expressly empowered by the Board to this effect.

The unexecuted part of the resolution adopted by the Company’s Annual General Shareholders’ Meeting of June 21st, 2006, in relation to point V of the Agenda of this same Meeting, shall remain null and void.”

A.10	Please indicate any restrictions under law or the company bylaws regarding the exercise of voting rights and any legal restrictions regarding the acquisition and/or transfer of company stock.

Indicate any legal restrictions on exercising voting rights:
Yes ☐       No ☑

Maximum percentage of voting rights a shareholder may exercise by legal restriction	—
Please state whether they are any restrictions in the company bylaws with regard to the exercise of voting rights:
Yes ☑       No ☐

Maximum percentage of voting rights a shareholder may exercise, according to restrictions established in the Company’s bylaws	10%
Description of legal and company bylaws’ restrictions regarding the exercise of voting rights

In accordance with Article 21 of the Company Bylaws, no shareholder shall be allowed to cast a number of votes representing more than 10 per 100 of the overall share capital with voting rights existing at any time, regardless of the number of shares he/she actually holds. In ascertaining the maximum number of votes which each shareholder may cast, only those shares owned by each shareholder shall be taken into account, and the shares belonging to other shareholders who have appointed such shareholder as their proxy shall not be included, without prejudice to the aforementioned ten percent limit, which shall apply equally to every represented shareholder.

The limit established in the above paragraph shall likewise apply to the maximum number of votes that may be cast — either jointly or individually - by two or more shareholding companies belonging to the same group of companies, and to the maximum number of votes which may be cast by a natural or legal person holding shares, or the company or companies, also holding shares in the Company directly or indirectly controlled by said natural or legal person.

Please state whether there are any legal restrictions regarding the acquisition or transfer of company stock:
Yes ☐       No ☑
Description of legal restrictions regarding the acquisition or transfer of company stock
A.11	Please state whether the General Shareholders’ Meeting has agreed to adopt measures to neutralise a public purchase offer by virtue of Law 6/2007.
Yes ☐       No ☑
If so, please explain the measures approved and the terms of inefficiency of the restrictions:
B	STRUCTURE OF CORPORATE ADMINISTRATION
B.1	Board of Directors
B.1.1	Detail the maximum and minimum number of directorships established under the bylaws

Maximum number of directors	20
Minimum number of directors	5

B.1.2	Complete the following table with the Board members:

Name or
company name	Represented	Position the	Date of first	Date of last	Election
of Director	by	Board	appointment	appointment	procedure
Mr. César Alierta Izuel	—	Chairman	29-01-1997	10-05-2007	Cooption with subsequent ratification by the General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Vice Chairman	26-01-1994	21-06-2006	Cooption with subsequent ratification by the General Shareholders’ Meeting
Mr. Vitalino Manuel Nafría Aznar	—	Vice Chairman	21-12-2005	21-06-2006	Cooption with subsequent ratification by the General Shareholders’ Meeting
Mr. Julio Linares López	—	Chief Executive	21-12-2005	21-06-2006	Cooption with subsequent ratification by the General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Director	25-07-2007	25-07-2007	Cooption
Mr. Fernando de Almansa Moreno-Barreda	—	Director	26-02-2003	11-04-2003	Cooption with subsequent ratification by the General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Director	26-07-2006	10-05-2007	Cooption with subsequent ratification by the General Shareholders’ Meeting
Mr. David Arculus	—	Director	25-01-2006	21-06-2006	Cooption with subsequent ratification by the General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	28-03-2001	21-06-2006	Cooption with subsequent ratification by the General Shareholders’ Meeting

Name or
company name	Represented	Position the	Date of first	Date of last	Election
of Director	by	Board	appointment	appointment	procedure
Mr. Peter Erskine	—	Director	25-01-2006	21-06-2006	Cooption with subsequent ratification by the General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	28-03-2001	21-06-2006	Cooption with subsequent ratification by the General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	12-04-2002	10-05-2007	General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	12-04-2002	10-05-2007	General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	21-04-1995	21-06-2006	General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	—	Director	19-12-2007	19-12-2007	Cooption
Mr. Manuel Pizarro Moreno	—	Director	19-12-2007	19-12-2007	Cooption
Mr. Antonio Viana-Baptista	—	Director	12-01-2000	31-05-2005	Cooption with subsequent ratification by the General Shareholders’ Meeting

Total Number of Directors	17
Please indicate any members who have left the Board during this period:

Name or company name of	Type of directorship at time of	Date of
director	leaving	leaving
Mr. Gregorio Villalabeitia Galarraga	Proprietary Director	25-07-2007
Mr. Maximino Carpio García	Independent Director	19-12-2007
Mr. Enrique Used Aznar	Independent Director	19-12-2007

B.1.3	Fill in the following tables regarding the Board members and their different directorships:
EXECUTIVE DIRECTORS

Name or company name of	Committee proposing	Post within the
Director	appointment	company organisation
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	General Manager of Telefónica Latinoamérica
Mr. Peter Erskine	Nominating, Compensation and Corporate Governance Committee	General Manager of Telefónica O2 Europa
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer
Mr. Antonio Viana-Baptista	Nominating, Compensation and Corporate Governance Committee	General Manager Telefónica España

Total number of executive directors	5
% of total number of Board members	29.4
EXTERNAL PROPRIETARY DIRECTORS

Name or company
name of significant
shareholder
represented or who
Name or company	Committee proposing	proposed the
name of director	appointment	appointment
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, la Caixa
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Vitalino Manuel Nafría Aznar	Nominating, Compensation and Corporate Governance Committee

Total number of proprietary directors	4
% of total number of members of Board	23.5

EXTERNAL INDEPENDENT DIRECTORS

Name or company name of director	Profile
Mr. David Arculus	Graduate in Engineering and Economics. Board Member of Telefónica O2 Europe, Plc., Vice Chairman of CBI and member of the Finance Committee of Oxford University Press.
Mr. Carlos Colomer Casellas	Graduate in Economics. Chairman of the Colomer Group.
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Government Attorney. First Vice Chairman and CEO of Inditex, S.A.
Mr. Manuel Pizarro Moreno	Graduate in Law. Government Attorney. Formerly Chairman of Endesa, S.A.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Programme. Formerly Chairman of the State-owned company MERCASA.

Total number of independent directors	7
% of total number of members of Board	41.2
OTHER EXTERNAL DIRECTORS

Name or company name of director	Commission proposing appointment
Mr. Fernando de Almansa Moreno-Barreda	Nominating, Compensation and Corporate Governance Committee

Total number of other external directors	1
% total number of Board members	5.9

List the reasons why they cannot be considered proprietary or independent and their relationship with the company, Board members or shareholders:

Company, director or
shareholder with
Name or company		whom relationship is
name of director	Reasons	held
Mr. de Almansa was appointed a Member of the Board of Directors of Telefónica, S.A. with the qualification of independent Director, on February 26th 2003, following a favourable report from the Nominating, Compensation and Corporate Governance Committee.

Mr. Fernando de Almansa Moreno-Barreda	In accordance with the criteria established in the Unified Code on Good Governance with regard to the qualification of Directors and taking into account the concurrent circumstances in this specific case, the Company considers that Mr. Almansa belongs to the category of “other external Directors”, for the following reasons:	Alternate Director of BBVA Bancomer México, S.A. de C.V. CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V.

• He is an Alternate Director (independent and non-proprietary) of BBVA Bancomer México, S.A. de C.V., and has never had an executive role.

• He is the CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., of Group BBVA.
Please indicate any variations that have occurred in the type of directorship held by each director during the period:

Name or company
name of director	Date of change	Previous type	Current type
Mr. Fernando de Almansa Moreno-Barreda	Annual Report on Corporate Governance 2007	Independent Director	Other external Directors
B.1.4	Please explain, if applicable, the reasons why proprietary directors have been appointed at the request of shareholders whose stake is less than 5% of the share capital:

Name or company name of shareholder	Reason

Please indicate whether any formal requests for inclusion in the Board from other shareholders with a stake the same or larger than the others at whose requests proprietary directors have been appointed, have been dismissed. If so, please explain the reasons why the requests have been dismissed:
Yes ☐     No ☑

Name or company name of shareholder	Explanation

B.1.5
Please indicate whether any director has left his/her position on the board before the end of his/her mandate, whether he/she explained their reasons to the Board, and by which means, and in the case that the explanation was provided in writing to all the Board, please explain below, at least the reasons given by the director:

Name of director	Reason for leaving
Mr. Gregorio Villalabeitia Galarraga	Handed in voluntary resignation verbally to the Chairman of the Board of Directors, for personal reasons.
Mr. Maximino Carpio García	Handed in voluntary resignation verbally to the Chairman of the Board of Directors, for personal reasons.
Mr. Enrique Used Aznar	Handed in voluntary resignation verbally to the Chairman of the Board of Directors, for personal reasons.
B.1.6	Indicate, if applicable, any powers delegated to the Managing Director(s):
•	Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer):

The Chairman of the Company, as the Chief Executive Officer, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors which establishes, in article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate. Specifically, the Board of Directors has exclusive competence over, among other matters, the following: (i) the general policies and strategies of the Company; (ii) the evaluation of the Board, its Committees and its Chairman; (iii) the appointment of Senior Managers, as well as the remuneration of Directors and Senior Managers; and (iv) strategic investments.

•	Mr. Julio Linares López –Chief Operating Officer:

The Chief Operating Officer has been delegated those powers of the Board of Directors related with the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, by the Company Bylaws or by the Regulations of the Board of Directors.

B.1.7	Identify any board members in senior management or directive posts in other companies forming part of the listed company:

Name or company name of	Corporate name of the group
director	company	Post
Mr. César Alierta Izuel	Telefónica O2 Europe, Plc.	Director
Mr. Julio Linares López	Telefónica de España, S.A.U. Telefónica DataCorp, S.A.U. Telefónica O2 Europe, Plc. Telefónica O2 Czech Republic a.s.	Director Director Director First Vice Chairman of Supervisory Board
Mr. Fernando de Almansa Moreno-Barreda	Telefónica Internacional, S.A.U. Telefónica del Perú, S.A.A. Telefónica de Argentina, S.A. Telecomunicaçoes de Sao Paulo, S.A. Telefónica Móviles México, S.A. de C.V.	Director Director Director Director Director
Mr. José María Álvarez-Pallete López	Telefónica Internacional, S.A.U.
Telefónica Móviles España, S.A.U.
Telefónica de España, S.A.U.
Telefónica DataCorp, S.A.U.
Telefónica O2 Europe, Plc.
Telefónica de Argentina, S.A.
Telecomunicaçoes de Sao Paulo, S.A.
Compañía de Telecomunicaciones de Chile, S.A.
Telefónica Móviles México, S.A. de C.V.
Colombia Telecomunicaciones, S.A. ESP
Telefónica del Perú, S.A.A.
Brasilcel, N.V.
Telefónica Móviles Colombia, S.A.	Executive Chairman
Director
Director
Director
Director
Vice Chairman of the Board
Vice Chairman of the Board
Alternate Director
Vice Chairman of the Board
Director
Alternate Director
Chairman of the Supervisory Board
Director
Mr. David Arculus	Telefónica O2 Europe, Plc.	Director
Mr. Peter Erskine	Telefónica O2 Europe, Plc.	Executive Chairman
	Telefónica O2 Czech Republic, a.s.	Chairman of Supervisory Board

Name or company name of	Corporate name of the group
director	company	Post
Mr. Alfonso Ferrari Herrero	Compañía de Telecomunicaciones de Chile, S.A. Telefónica del Perú, S.A.A. Telefónica Móviles Chile, S.A.	Director Director Director
Mr. Antonio Viana-Baptista	Telefónica O2 Europe, Plc.	Director
B.1.8
List any company board members who are also members of the board(s) of directors in other companies listed on official securities markets in Spain, other than your own group, that have been reported to the company:

Company name of listed
Name or company name of director	company	Post
Mr. César Alierta Izuel	Altadis, S.A.	Director
Mr. Isidro Fainé Casas	Abertis Infraestructuras, S.A. Criteria CaixaCorp, S.A. Repsol YPF, S.A.	Chairman Director 2nd Vice Chairman
Mr. Carlos Colomer Casellas	Altadis, S.A. Indo Internacional, S.A. Ahorro Bursátil, S.A. SICAV Inversiones Mobiliarias Urquiola S.A. SICAV	Director Vice Chairman Chairman Chairman
Mr. Gonzalo Hinojosa Fernández de Angulo	Altadis, S.A. Dinamia Capital Privado, S.A., SCR	Director Director
Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	First Vice Chairman and CEO
Mr. Julio Linares López	Sogecable, S.A.	Director
Mr. Manuel Pizarro Moreno	Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.	Vice Chairman

B.1.9	Please indicate whether, and if so, explain, the company has established rules regarding the number of Boards its directors can belong to:
Yes ☑     No ☐
Explanation of rules

The Nominating, Compensation and Corporate Governance Committee establishes as one of the obligations of the Directors (article 29 of the Board Regulations) that they should devote the necessary time and effort to their work, and to these effects, that they should inform said Committee of their other professional obligations in case they could interfere with their duties as Directors.

In addition (article 32.g of the Board Regulations), the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, may forbid Directors to hold the post of relevant positions at competitors companies of Telefónica or of any of the Group companies.

B.1.10	In accordance with recommendation number 8 of the Unified Code, please indicate the general policies and strategies of the company which must be approved by the Board in full:

	Yes	No
The investment and financing policy	X

The definition of the structure of the group of companies	X

The corporate governance policy	X

The corporate social responsibility policy	X

The strategic or business Plan, as well as the management aims and annual budgets	X

The remuneration policy and performance assessment of senior management	X

The policy of risk management and control, as well as the periodic monitoring of the internal information and control systems	X

The dividend policy, as well as the treasury stock policy and, especially, any applicable limits.	X

B.1.11	Please fill in the following tables regarding the accrued aggregate remuneration of Directors during the financial year:
a)	In the company subject of this report:

Remuneration item	Thousand euros
Fixed remuneration	7,983.24
Variable remuneration	4,102.12
Allowances	211.25
Token Payments	0
Stock options and/or other financial instruments	0
Other	33.89

TOTAL:	12,330.51

Other Benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	25.44
Pension Plans and Funds: Commitments	0
Life Insurance premiums	78.61
Guarantees constituted by the company in favour of directors	—
b)	For belonging to other Boards of Directors and/or senior management of group companies:

Remuneration item	Thousand euros
Fixed remuneration	3,422.14
Variable remuneration	5,424.11
Allowances	0
Token Payments	0
Stock options and/or other financial instruments	0
Other	2.75

TOTAL:	8,849.01

Other Benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	7.57
Pension Plans and Funds: Commitments	0
Life Insurance premiums	11.04
Guarantees constituted by the company in favour of directors	0

c)	Total remuneration by type of directorship:

Type of director	By company	By group
Executives	9,387.76	8,510.59
External proprietary	1,095.42	0
External independent	1,631.08	198.44
Other external	216,25	139.98

Total	12,330.51	8,849.01

d)	With regard to the profit attributed to the controlling company:

Total directors’ remuneration (thousand euros)	12,330.51
Total directors’ remuneration/benefits attributed to the controlling company (in %)	0.186
B.1.12	Please identify the members of senior management who are not also executive directors and indicate total remuneration accruing to them during the year:

Name or company name	Post
Mr. Luis Abril Pérez	Manager of the Chairman’s Technical Office
Mr. Santiago Fernández Valbuena	General Manager of Finance and Corporate Development
Mr. Calixto Ríos Pérez	Internal Auditing Manager
Mr. Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and of the Board of Directors

Total remuneration of senior management (thousand euros)	4,813.28
B.1.13
Identify in aggregate terms any guarantees or “golden parachute” clauses in case of dismissal or changes in control benefiting senior managers (including executive directors) of the company or its group. Indicate whether these contracts must be reported to and/or approved by the governing bodies of the company or its group:

Number of beneficiaries	9

General Shareholders’
	Board of Directors	Meeting
Body authorising the clauses	X

	YES	NO
Is the General Shareholders’ Meeting informed of these clauses?	X

B.1.14	Indicate the process for establishing board members’ remuneration and any relevant clauses in the Bylaws.
Process for establishing board members’ remuneration and any relevant clauses in the Bylaws

In accordance with Article 28 of the Bylaws, Directors’ remuneration shall be comprised of a fixed monthly allowance plus expenses for attending meetings of the Board of Directors and its executives or consultative Committees. The amount corresponding to the remuneration the Company may pay its Directors collectively for both items shall be that established for said purpose by the General Shareholders’ Meeting, and shall remain in force until this body resolves that it be changed. To this effect, the General Shareholders’ Meeting held on April 11th 2003 fixed the maximum gross annual sum for remuneration to the Board of Directors at 6 million euros.

The Board of Directors shall determine the exact amount to be paid within that limit and how it is divided amongst the Directors.

In accordance with article 35 of the Regulations of the Board of Directors, Directors have the right to obtain the remuneration established by the Board of Directors in accordance with the bylaws, and subsequent to a report from the Nominating, Compensation and Corporate Governance Committee.

In accordance with article 5 of this same regulatory text, the Board of Directors expressly reserves the duty to approve both the Directors’ remunerations policy and the decisions related to their remuneration.

The Nominating, Compensation and Corporate Governance Committee has the following competencies (article 22 of the Regulations of the Board of Directors):
•	Proposing to the Board of Directors the remuneration of the Board of Directors and revising it regularly in order to ensure it is in accordance with the work carried out by them.

•
Proposing to the Board of Directors the extent and amount of the remunerations, rights and financial compensation, of the President and the executive Directors, including the basic conditions of their contracts for their inclusion in the corresponding contracts.

•	Drawing up and proposing to the Board of Directors for its approval an annual report on the remuneration policy of Directors.

Additionally, apart from such remuneration as is provided for under the previous section, other remuneration systems may be established that may either be indexed to the market value of the shares, or consist of stock or of stock options for the Directors. The application of said remuneration systems must be authorised by the General Shareholders’ Meeting, which shall fix the share value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the stock options, the term of such remuneration system and such other terms and conditions as deemed appropriate.

The remuneration systems set out in the preceding paragraphs, arising from membership of the Board of Directors, shall be deemed compatible with any and all other professional or work-based compensations to which the Directors may be entitled in consideration for whatever executive or advisory services they may provide for the Company other than such supervisory and decision-making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.

Please state whether the Board in full has reserved the right to approve the following decisions:

	Yes	No
At the proposal of the first executive of the company, the appointment and possible termination of senior managers, as well as their compensation clauses.	X

The remuneration of directors, as well as, in the case of executive directors, the additional remuneration for his/her executive duties and other conditions their contracts must respect.	X
B.1.15	Please state whether the Board of Directors approves a detailed remuneration policy and specify the matters on which it issues an opinion:
Yes ☑           No ☐

	Yes	No
Amount of fixed remuneration items, with breakdown, if applicable of allowances for belonging to the Board and its Committees and an estimate of the resulting fixed annual remuneration	X

Variable remuneration items	X

Main characteristics of the benefits system, with an estimate of their amount or equivalent annual cost.	X

Conditions that must be respected in contracts of those who exercise senior management functions as executive directors	X

B.1.16
Please state whether the Board puts to vote at the General Shareholders’ Meeting, as a separate point in the order of the day, and for consultation purposes, a report on the board member remuneration policies. If applicable, explain the aspects of the report with regard to the remuneration policy approved by the Board for future years, the most significant changes of said policies with regard to that applied during this financial year and a global summary of how the remuneration policy was applied during the financial year. Please provide details of the role played by the Compensation Committee and, if external advice was sought, the identity of the external consultants who provided said advice:

Yes ☐            No ☑
Issues covered by the report on remuneration policy
•	Aims of remuneration policy

•	Detailed structure of remuneration.

•	Scope of application and reference parameters for variable remuneration.

•	Relative importance of variable remuneration with regard to fixed remuneration.

•	Basic conditions of contracts of Executive Directors.

•	Evolution of remuneration.

•	Design process of remuneration policy.
Role played by Compensation Committee
To report to the Board of Directors on issues regarding remuneration policy.

	Yes	No
Was external advice sought?	X
Identify the external consultants	Towers Perrin
B.1.17
Indicate the identity of any board members who sit on board(s) of directors or hold senior management posts in companies having significant shareholdings in the listed company and/or its group companies:

Name of company name of	Company name of
director	significant shareholder	Post
Mr. Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V.
	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Bancomer México, S.A. de C.V.
Mr. Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Director of Criteria CaixaCorp, S.A. Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Director of Caifor, S.A.
Director of Port Aventura, S.A.

Name of company name of	Company name of
director	significant shareholder	Post
Mr. Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Executive Deputy General Manager of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Executive Chairman of Serveis Informátics la Caixa, S.A.
Director of e-la Caixa 1, S.A.
Director of Caixa Capital Desarrollo, S.C.R., S.A.
Director of Caixa Capital Risc, S.G.E.C.R., S.A.
Director of Espacio Pyme, S.A.
Director of Bousorama, S.A.
Chairman of Fundació Barcelona Digital
Director of Port Aventura, S.A.

Please detail, if applicable, any relevant relationships other than those mentioned in the previous paragraph, of the members of the Board of Directors whereby they are related with significant shareholders and/or companies of the group:

Name or company name	Name or company name of
of director with	significant shareholder
relationship	with relationship	Description of relationship
Mr. Vitalino Manuel Nafría Aznar	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Retail Banking Manager for Spain and Portugal.
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Wholesale and Investment Banking Manager.
B.1.18	Please indicate whether there have been any changes to the Board regulations during the financial year:
Yes ☑           No ☐
Description of changes

The Board of Directors of Telefónica, S.A., after the publication by the Comisión Nacional del Mercado de Valores (CNMV- Spanish Securities Exchange Commission-) of the Unified Code of Good Governance, at its meeting held on November 28, 2007, agreed to modify certain articles of its Regulations. Said modifications were notified to the CNMV and inscribed in the Mercantile Register of Madrid on January 4, 2008.

The main reasons justifying the aforementioned modifications of the Regulations of the Board of Directors were the following:
(i)	To include those recommendations established in the Unified Code of Good Governance that were deemed convenient.

(ii)	To make technical improvements to the contents and systemation of the Regulations, completing and clarifying the regulation of certain issues.

(iii)
To adapt the Regulations to some of the modifications entered in the Company Bylaws and in the Regulations of the Company’s General Shareholders’ Meeting, approved by the past General Shareholder’s Meeting of May 10, 2007.

Below we detail the contents of the main modifications introduced in the Regulations of the Board of Directors of the Company, as well as the basis and justification of each of them.
•	Modifications regarding the competencies of the Board of Directors.

The Regulations establish that the Board of Directors reserves certain competencies, which it cannot delegate, regarding:
i)
Policies: Strategic plans; Definition of the structure of the Group of Companies; Corporate Governance and Corporate Responsibility; Dividends and Treasury Stock; Risks; and Remuneration of Directors and Senior Managers.

ii)
Decisions: Assessment of the Board, its Committees and its Chairman; Appointment of Senior Managers and basic contract conditions; Remuneration of the Directors and Senior Managers; Strategic Investment; Creation or acquisition of interests in special-purpose entities or entities domiciled in countries considered to be tax havens; and Public Financial Information.

•	Modifications regarding the composition of the Board of Directors.

Explicit inclusion of the proportion of 1/3 of independent Directors; definition of the different categories of Directors, in accordance for the most part with the Unified Code of Good Governance; as well as the category of “other external Directors”.

•	Modifications regarding the remuneration of Directors and Senior Managers.

It is established that an annual report on the policy of remuneration Directors must be approved, with an explanation of its criteria and basis, and that the Board must establish the remuneration of Directors and Senior Managers (those who report directly to the Chairman).

•	Modifications regarding the appointment of Directors.

Independent Directors must be appointed at the proposal of the Nominating, Compensation and Corporate Governance Committee, and the remaining Directors, on the basis of a report from said Committee.

•	Modifications regarding the duration of the post.

Given that there are no recommendations regarding this in the Unified Code of Good Governance or in any other international recommendation, the limits established both for the duration of the post as Director (70 years of age), and for executive posts (65 years of age) are eliminated.

•	Modifications regarding the Audit and Control Committee.

A greater breakdown of the duties assigned to this Committee is included with regard to the Internal Auditor, the External Auditor, the Internal Control Systems, and the Financial Information. In addition, the incident reporting channel is included expressly in the Regulations.

•	Modifications regarding the Nominating, Compensation and Corporate Governance Committee.

It is established expressly that this Committee should be comprised by a majority of independent Directors, and in any case the Chairman of the Committee should be an independent Director. In addition, an improvement is introduced in the drafting and systemation of the duties of this Committee, specifying and clarifying its regulation in certain aspects.

•	Modifications regarding the change of name of the Nominating and Compensation and Corporate Governance Committee and the Human Resources and Corporate Reputation Committee.

The name of these Committees is modified to “Nominating, Compensation and Corporate Governance Committee” (improvement of a merely technical nature) and “Human Resources, Reputation and Corporate Responsibility Committee” (with the aim of adapting the name to the current functions and duties of this Committee).

B.1.19	Indicate any procedures for appointment, re-election, assessment and removal of Directors. List the competent bodies, the steps to be followed and the criteria to be applied in each of the procedures.
Appointment

Telefónica’s Company Bylaws establish that the Board of Directors shall be composed of a minimum of five and a maximum of twenty members, who shall be appointed by the General Shareholders’ Meeting. The Board of Directors may, in accordance with the provisions set out in the Spanish Corporations Law and in the Company Bylaws, fill vacant positions temporarily by cooption.

To this effect, it is important to note that the appointment of Board members in Telefónica is, as a general rule, submitted for approval by the General Shareholders’ Meeting. It is only on certain occasions, when such a measure is essential due to vacancies on the Board arising after the last GSM, that the Board appoints members by cooption, in keeping with the provisions of the Corporations Law (Ley de Sociedades Anónimas), subject to later ratification by the first subsequent GSM held.

In all other cases, the proposed appointments must follow the procedure set out in the Regulations of the Board of Directors, and must be preceded by the relevant favourable report from the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal.

Thus, in accordance with the duties assigned to the Nominating, Compensation and Corporate Governance Committee, it should report, with objectivity and in line with social interests, the proposals for nominating, re-electing and removal of Company Directors, assessing the necessary competencies, knowledge and experience of the candidates to cover the vacancies.

In line with the provisions of the Regulations, when exercising its rights of cooption and proposal of appointments to the General Shareholders’ Meeting, the Board of Directors shall endeavour to ensure that external or non-executive Directors are in a clear majority over executive Directors. Similarly, the Board shall endeavour to ensure that the independent Directors comprise at least a third of the total number of Board members.

Likewise, the type of directorship of each Director will be explained by the Board of Directors before the General Shareholders’ Meeting that must carry out or ratify their appointment. The type of directorship will be revised on an annual basis by the Board, subsequent to the verification by the Nominating, Compensation and Corporate Governance Committee, providing information of this in the Annual Report on Corporate Governance.

In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee will ensure, within the scope of their competencies, that the election of whoever has been proposed for the post of Director corresponds to people of recognised solvency, competence and experience, who are willing to devote the time and effort necessary to carrying out their functions, it being essential to be rigorous in the election of those people called to cover the posts of independent Directors.

Re-election
Directors are appointed for a term of five years and may be re-elected one or more times for periods of the same duration.

Like with proposals for appointment, proposals for re-election of Directors must be preceded by the relevant favourable report issued by the Nominating, Compensation and Corporate Governance Committee, and, in the case of independent Directors, by the corresponding proposal.

Assessment

In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organise and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.

Removal

Directors shall cease to hold office when the term for which they were appointed elapses, or when such removal is resolved by the General Shareholders’ Meeting, in the exercise of the powers granted to this body by law.

B.1.20	Indicate under what circumstances directors are obliged to resign.

In accordance with Article 12 of the Regulations of the Board, Directors must place their offices at the disposal of the Board of Directors and formalise the relevant resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed disappear.

b)	When they incur in any of the cases of incompatibility or barring envisaged by law.

c)	When severely admonished by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfil any of their obligations as Directors.

d)	When their continued presence on the Board may affect the credibility or reputation of the Company in the market, or places the Company’s interests at risk in any other way.

The Board of Directors will not propose the removal of any independent Director before the established period for which they were nominated has been completed, save in cases of fair cause, as judged by the Board subsequent to a report by the Nominating, Compensation and Corporate Governance Committee. In particular, it will be deemed that there is fair cause when the Director has failed to comply with the duties inherent to their post.

It will also be possible to propose the removal of independent Directors as a result of Public Tender Offers, mergers or other similar company transactions that require a change in the structure of the capital of the company.

B.1.21	Explain whether the duties of the chief executive officer fall upon the Chairman of the Board. If so, indicate the measures taken to limit the risk of the accumulation of powers in a single person:
Yes ☑           No ☐
Measures to limit risks
•
Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must follow the criteria established by the General Shareholders’ Meeting, the Board of Directors and the Board Committees at all times.

•
Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

•	In addition, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

•	It is important to emphasise that the Chairman does not hold the casting vote within the Board of Directors.

•
The Board of Directors of the Company, at its meeting held on December 19, 2007, agreed to appoint Mr. Julio Linares López Chief Operating Officer of Telefónica, S.A., reporting directly to the Chairman and with responsibility over all of Telefónica Group’s Business Units.

Please indicate and, if applicable, explain, whether regulations have been established enabling one of the independent directors to request that a Board Meeting be called or to include new points in the order of the day, to coordinate and reflect the concerns of external directors and direct the assessment by the Board of Directors

Yes ☐           No ☑
Explanation of rules

Even though there is no express empowerment in favour of an independent Director to the indicated effects, the Company considers that this recommendation can be deemed as fulfilled due to the following reasons:

•
In accordance with article 29 of the Regulations of the Board, all the Company’s Directors, including, therefore, independent Directors, may call a meeting of the Board of Directors when they deem it pertinent, or may request the inclusion in the Order of the Day of any aspects or issues they wish.

•
Likewise, in accordance with article 13.3 of the aforementioned Regulations, it is the responsibility of the Chairman of the Nominating, Compensation and Corporate Governance Committee –a post which will in any case be held by an independent Director (article 22 of the Regulations)-, together with the Chairman of the Board of Directors, to organise and coordinate the regular assessment of the Board.

B.1.22	Are super-majorities other than those established by law required for certain decisions?
Yes ☐           No ☑

Indicate how the Board of Directors adopts resolutions, including at least the minimum quorum of attendees and the types of majorities required to pass resolutions:
Adoption of resolutions

Description of resolution	Quorum	Type of Majority
All resolutions	Personal or proxy attendance of one half plus one of all Directors.	Resolutions are adopted by the majority of votes of Directors present or represented at the session, except in those cases where the law requires the favourable vote of a higher number of Directors for specific resolutions and in particular for (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 3000 euros, (article 25 of the Company Bylaws) and (ii) for the appointment of Chairman, Vice Chairman, CEO or member of the Executive Committee, in accordance with the requirements explained in the following section.
B.1.23	Explain whether there are other requirements, other than those for Directors, for being appointed Chairman.
Yes ☑           No ☐
Description of requirements

In order for a Director to be appointed Chairman, he/she must have been a member of the Board for at least three years prior to such appointment. However, the aforementioned seniority is not required when the appointment is effected with the favourable vote of at least 85 percent of the members of the Board of Directors.

B.1.24	Indicate whether the Chairman has the casting vote:
Yes ☐           No ☑
Matters for which there is a casting vote
B.1.25	Please indicate whether the Company Bylaws or the Board regulations establish an age limit for Directors:
Yes ☐           No ☑
Age limit for Chairman ☐
Age limit for CEO ☐           Age limit for Directors ☐

B.1.26	Please indicate whether the Company Bylaws or the Board Regulations establish a limit on the term of office of independent Directors:
Yes ☐           No ☑

Maximum number of years in office
B.1.27	If the number of female directors is low or zero, please explain the reasons and the measures adopted to correct this situation.
Explanation of reasons and measures

Specifically, please indicate whether the Nominating and Compensation Committee has established procedures to ensure that the selection processes are not implicitly biased against the selection of female directors and that they deliberately seek female candidates that meet the required profile:

Yes ☑           No ☐
Description of the main procedures

In accordance with article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee, will make every effort, within the scope of their respective competencies, to ensure that the election of whomever has been proposed for the post of Director goes to the people with recognised reputation, competence and experience, who are prepared to devote the time and effort necessary to carry out their duties.

B.1.28	Indicate whether there are formal processes for proxy voting in the Board of Directors. If so, please describe briefly.

In accordance with article 18 of the Regulations of the Board of Directors, Directors must attend Board meetings in person. When, in exceptional cases, they cannot attend in person, they must endeavour that the representation granted in favour of another member of the Board includes, as far as is possible, the relevant instructions. Such proxies may be granted by letter or any other medium that, in the opinion of the Chairman, offers sufficient certainty and validity.

B.1.29	Indicate the number of meetings held by the Board of Directors during the financial year. Likewise, indicate the number of times, if any, the Board has met in the absence of its Chairman:

Number of Board meetings	12
Number of Board meetings held in the absence of its chairman	0

Indicate the number of Board Committee meetings held during the financial year:

Number of Executive Committee meetings	16
Number of Audit and Control Committee meetings	11
Number of Nominating, Compensation and Corporate Committee meetings	10
Number of Human Resources, Reputation and Corporate Responsibility Committee meetings	4
Number of Regulation Committee meetings	11
Number of Service Quality and Customer Service Committee Meetings	4
Number of International Affairs Committee meetings	5
B.1.30	Please state the number of Board meetings held during the financial year in which all its members did not attend. Representatives sent without specific instructions count towards the final count:

Number of absences of board members during the year	2
% of absences with regard to total number of votes during the exercise	0.98
B.1.31	Indicate whether the individual and consolidated accounts are certified prior to their presentation to the Board of Directors for their approval:
Yes ☐     No ☑
Identify, if applicable, the person(s) certifying the individual and consolidated accounts for their formulation by the Board:

Name	Post

B.1.32
Explain the mechanisms, if any, established by the Board of Directors to avoid presenting the individual and consolidated accounts to the General Shareholders’ Meeting with exceptions in the auditor’s report.

Through the Audit and Control Committee, the Board of Directors plays an essential role supervising the preparation of the Company financial information, controlling and coordinating the various players that participate in this process. With this in view and to achieve this objective, the Audit and Control Committee’s work addresses the following basic questions:
(i) to be have knowledge of the financial information process and the Company’s internal control systems. With regard to this:
a)
To supervise the process of compilation and the integrity of the financial informaion related to the Company and the Group, reviewing compliance with the regulatory requirements, the right limitation of the scope of consolidation and the correct application of the accounting criteria, providing reports to the Board of Directors.

b)	To propose to the Board of Directors a policy of risk control and management, which will identify, at least:
(i)	the types of risk (operational, technological, financial, legal and reputational) which the company faces;
(ii)	the level of risk which the company deems acceptable;
(iii)	the measures for mitigating the impact of the identified risks should they materialise;
(iv)	the control and informaion systems to be employed to control and manage said risks.
(ii) to ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditors and the Company management team;
(iii) to supervise the internal Auditing services; and, in particular:
a)	To safeguard the independence and efficacy of the internal auditing function;

b)	To propose the selection, appointment and removal of the person responsible for the internal auditing service;

c)	To propose the budget for that service;

d)	To review the annual internal auditing work plan and the annual activity report;

e)	To receive regular information of its activities; and

f)	To verify that senior management takes into account the conclusions and recommendations of its reports.
The Audit and Control Committee verifies both the periodical financial information and the Annual Company Accounts, ensuring that all financial information is drawn up according to the same professional principles and practises. To this effect, the Audit and Control Committee meets whenever appropriate, having held eleven (11) meetings in the course of 2007.
Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally, and on request from the Committee, other members of the Company management team and that of its subsidiary companies have also been called to Committee meetings to explain specific matters that are directly within their scope of competence. In particular, officers in the areas of finance, planning and controlling, as well as those in charge of internal audits, are often convened to participate in these meetings. The members of the Committee have held separate meetings with each of these persons when it has deemed such a measure necessary in closely monitoring the preparation of the Company financial information.
The above notwithstanding, Article 41 of the Regulations of the Board of Directors establishes that the Board of Directors shall ensure it definitively formulates the accounts in such a manner that no exceptions are raised by the Auditor. However, when the Board considers it must maintain its criteria, it shall publicly explain the content and scope of the discrepancies.

B.1.33	Is the secretary of the Board a director?
Yes ☐     No ☑
B.1.34
Explain the procedures for the appointment and removal of the Secretary of the Board, stating whether their appointment and removal have been reported by the Nominating Committee and approved in full by the Board.

Procedure of appointment and removal
In accordance with article 15 of the Regulations of the Board of Directors, the Board, at the proposal of the Chairman, and subsequent to a prior report of the Nominating, Compensation and Corporate Governance Committee, will appoint a Secretary of the Board, it being necessary to follow the same procedure to agree on his or her removal.

	Yes	No
Does the Nominating Committee notify the appointment?	X
Does the Nominating Committee notify the removal?	X
Does the Board in full approve the appointment?	X
Does the Board in full approve the removal?	X
Is the secretary of the Board responsible for safeguarding the good governance recommendations?
Yes ☑     No ☐
Comments
In any case, the Secretary will endeavour to ensure the formal and material legality of the actions of the Board, ensuring that they are in accordance with the company Bylaws, with the Regulations of the GSM and the Regulations of the Board, and that they take into account the good governance recommendations undertaken by the Company and in force at any given time (article 15 of the Regulations of the Board).
B.1.35	Please state the mechanisms, if any, established by the company to preserve the independence of the auditor, of financial analysts, investment banks and rating agencies.
With regards to the independence of the external Auditor of the Company, Article 41of the Regulations of the Board of Directors establishes that the Board shall establish, through the Audit and Control Committee, a stable, professional relationship with the Company Accounts Auditor, strictly respecting its independence. Thus, one of the fundamental duties of the Audit and Control Committee is to “maintain relations with the Company Accounts Auditor to receive information on those matters that may jeopardise the independence of this figure”.

In addition, in accordance with Article 21 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the Accounts Auditor as well as, when appropriate, the terms of engagement, the scope of the professional mandate and revocation or renewal of the appointment.
Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Accounts Auditor must inform the Audit and Control Committee at least once annually on the most relevant generally accepted auditing policies and practises followed in the preparation of the Company’s financial and accounting information that affect relevant elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Accounts Auditor and the Company management team.
In accordance with internal Company regulations and in line with the requirements imposed by legislation in the United States, the engagement of any service from the external Company Accounts Auditor must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law (in its version established in Law 44/2002 of 22 November, on Financial System Reform Measures) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Accounts Auditor, the Audit and Control Committee studies the content of the work to be done, weighing the situations that may jeopardise independence of the Company Accounts Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. Thus, the Company reports the fees paid to the external Company Accounts Auditor, including those paid for non-audit services, in its Annual Report, in accordance with the legislation in effect.
B.1.36	Please state whether during the financial year, the Company has changed external auditor. Is so, please specify the incoming and outgoing auditors:
Yes ☐     No ☑

Outgoing Auditor	Incoming Auditor

In the case that there were discrepancies with the outgoing auditor, please explain the content of said discrepancies:
Yes ☐     No ☐

Explanation of disagreements
B.1.37
Please indicate whether the auditing firm does non-audit work for the company and/or its group. If so, state the fees it receives for such work and the percentage represented by such fees of the total fees invoices by the company and/or its group:

Yes ☑     No ☐

	Company	Group	Total
Amount from non-audit work (thousand euros)	0	266	266
Amount from non-audit work / total amount invoiced by the auditing firm (in %)	0	1.370	1.120
B.1.38
Please indicate whether the Annual Accounts audit report has reservations or exceptions. If so, please state the reasons provided by the Chairman of the Audit Committee to explain the content and scope of said reservations or exceptions.

Yes ☐     No ☑
Explanation of reasons
B.1.39
Please state how many consecutive years the current auditing firm has been auditing the annual accounts of the company and/or its group. In addition, indicate how many years the current auditing firm has been auditing the accounts as a percentage of the total number of years over which the annual accounts have been audited:

	Company	Group
Number of consecutive years	3	3

	Company	Group
Number of years audited by current auditing firm/ number of years the company accounts have been audited (in %)	12.000	17.647

B.1.40
Please list the stock holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activities of the company and/or its group, and which have been reported to the company. In addition, list the posts or duties they hold in such companies:

	Corporate name of
Name or company name	the company in
of Director	question	% share	Post or Duties
Mr. Isidro Fainé Casas	Abertis Infraestructuras, S.A.	0.002%	Chairman
Mr. David Arculus	British Sky Broadcasting Group Plc.	0.000	—
	Vodafone Group Plc.	0.000	—
	BT Group Plc.	0.000	—
Mr. Antonio Viana-Baptista	Portugal Telecom., SGPS, S.A.	0.000	Director
	PT Multimedia-Serviços de Telecomuncaçoes e Multimedia, SGPS, S.A	0.000	—
B.1.41	Please indicate and, where appropriate, explain whether there are procedures for Directors to receive external advice:
Yes ☑     No ☐
Details of procedure
Article 28 of the Regulations of the Board of Directors establishes that in order to be aided in the performance of their duties, the Directors or any of the Board Committees may request that legal, accounting, financial or other experts may be engaged at the expense of the Company. Such engagement must necessarily be related to specific problems of certain importance and complexity that arise in the performance of their office.
The Chairman of the Company must be informed of the decision to commission such services, which shall be engaged by the Secretary of the Board, except when the Board of Directors does not consider the engagement of such services to be necessary or appropriate.
B.1.42	Please indicate and, where appropriate, explain whether there are procedures for Directors to receive the information they need in sufficient time to prepare for the meetings of the governing bodies:
Yes ☑     No ☐
Details of procedure
The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the sessions of the Board and its Committees, with sufficient time. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information – except in absolutely exceptional cases.

For this purpose, all the meetings of the Board and the Board Committees have a pre-established Order of the Day, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the Order of the Day of the meetings with sufficient time. Such information is subsequently completed by the written documentation and presentations handed to the Directors during the session itself.
To provide all the information and clarifications necessary in relation to certain points deliberated, the senior management of the Group attends nearly all the meetings of the Board to explain the matters within their competencies.
Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. The exercise of this right to information is channelled through the Chairman or Secretary to the Board of Directors, who shall respond to all requests from Directors, furnishing them with the information directly or by establishing suitable channels within the organisation for this purpose.
B.1.43
Please state whether, and if so provide corresponding details, the company has established rules by which the directors must notify and, if applicable, resign in those cases in which they are at risk of damaging the good name and reputation of the company:

Yes ☑     No ☐
Explanation of rules
In accordance with article 12 of the Regulations on the Board of Directors, the Directors must put their post at the disposal of the Board and formalise the corresponding resignation when their continued presence on the Board could affect the credit or reputation enjoyed by the Company in the market, or could put its interests at risk in any other way.
Likewise, article 32. h) of the Regulations establishes that Directors must notify the Board, as soon as possible, of any circumstances linked to them that could damage the Company’s credit and reputation.
B.1.44
Please state whether any member of the Board of Directors has notified the company that they have been prosecuted or that oral proceedings have been initiated against them, for any of the crimes listed in article 124 of the Corporations Act:

Yes ☑     No ☐

Name of Director	Criminal proceedings	Comments
César Alierta Izuel	Summary Proceedings 7721/2002 Magistrate’s Court number 32 of Madrid

Please indicate whether the Board of Directors has analysed the case. If the answer is yes, please explain in a reasoned manner the decision made with regard to whether or not the director should continue holding their post.
Yes ☑     No ☐

Decision adopted	Reasoned explanation
May continue / May not continue	There have been no circumstances that merit the adoption of any action or decision to this regard.
B.2.	Board of Directors Committees
B.2.1	List of all Board of Directors Committees and their members:
EXECUTIVE COMMISSION

Name	Post	Type
Mr. César Alierta Izuel	Chairman	Executive Director
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary Director
Mr. Julio Linares López	Chief Operating Officer	Executive Director
Mr. José María Abril Pérez	Member	Proprietary Director
Mr. Carlos Colomer Casellas	Member	Independent Director
Mr. Peter Erskine	Member	Executive Director
Mr. Alfonso Ferrari Herrero	Member	Independent Director
Mr. Francisco Javier de Paz Mancho	Member	Independent Director
Mr. Manuel Pizarro Moreno	Member	Independent Director
Mr. Antonio Viana-Baptista	Member	Executive Director
Mr. Ramiro Sánchez de Lerín García-Ovies	Secretary	Non-Member
AUDIT AND CONTROL COMMITTEE

Name	Post	Type
Mr. Antonio Massanell Lavilla	Member	Proprietary Director
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent Director
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary Director
Mr. Ramiro Sánchez de Lerín García-Ovies	Secretary	Non-Member

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Post	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent Director
Mr. Pablo Isla Álvarez de Tejera	Member	Independent Director
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent Director
Mr. Ramiro Sánchez de Lerín García-Ovies	Secretary	Non-Member
HUMAN RESOURCES, REPUTATION AND CORPORATE RESPONSIBILITY COMMITTEE

Name	Post	Type
Mr. Pablo Isla Álvarez de Tejera	Chairman	Independent Director
Mr. Alfonso Ferrari Herrero	Member	Independent Director
Mr. Antonio Massanell Lavilla	Member	Proprietary Director
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent Director
Ms. María Luz Medrano Aranguren	Secretary	Non-Member
REGULATION COMMITTEE

Name	Post	Type
Mr. Fernando de Almansa Moreno-Barreda	Member	Other External Directors
Mr. Antonio Massanell Lavilla	Member	Proprietary Director
Mr. Alfonso Ferrari Herrero	Member	Independent Director
Mr. Vitalino Manuel Nafría Aznar	Member	Proprietary Director
Mr. Ramiro Sánchez de Lerín García-Ovies	Secretary	Non-Member
SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Post	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent Director
Mr. Carlos Colomer Casellas	Member	Independent Director
Mr. Antonio Massanell Lavilla	Member	Proprietary Director
Mr. Pablo Isla Álvarez de Tejera	Member	Independent Director
Ms. María Luz Medrano Aranguren	Secretary	Non-Member

INTERNATIONAL AFFAIRS COMMITTEE

Name	Post	Type
Mr. José Fernando de Almansa Moreno-Barreda	Chairman	Other External Directors
Mr. Alfonso Ferrari Herrero	Member	Independent Director
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent Director
Mr. José María Abril Pérez	Member	Proprietary Director
Ms. María Luz Medrano Aranguren	Secretary	Non-Member
B.2.2	Please state whether any of the following duties are responsibility of the Audit Committee:

	Yes	No

To supervise the process of preparation and the integrity of the financial information regarding the company and, if applicable, the group, revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and the correct application of the accounting criteria.
X

To periodically revise the internal control and risk management systems so that the main risks are identified, managed and notified correctly.	X

To safeguard the independence and efficacy of the internal auditing function; to propose the selection, appointment, re-election and removal of the head of internal auditing; to propose the budget of that service; to receive periodic information regarding its activities; and to verify that the senior management bears in mind the conclusions and recommendations of its reports.
X

To establish and supervise a mechanism by which the employees may notify, confidentially and, if deemed appropriate, anonymously, any irregularities that are potentially significant, especially financial and accounting irregularities, that they may detect in the company.
X

To submit to the Board proposals of selection, appointment, re-election and replacement of the external auditor, as well as the corresponding engagement conditions.	X

To receive regularly from the external auditor information regarding the auditing plan and the results of its execution, and to verify that the senior management takes into account its recommendations.
X

To ensure the independence of the external auditor.	X

In the case of groups, to encourage the auditor of the group to assume the responsibility for the audits of the companies it comprises.	X

B.2.3	Describe the organisational and operational rules and responsibilities attributed to each of the Board Committees.
Executive Commission.
a) Composition.
The Executive Commission is comprised of the Chairman of the Board of Directors, once he/she has been appointed a member of said Board, and by a number of Members no lower than three and no higher than ten, appointed by the Board of Directors.
In the qualitative composition of the Executive Commission, the Board of Directors shall endeavour to ensure that the external Directors form a majority in relation to the executive Directors.
In any case, the favourable vote of at least two thirds of the members of the Board of Directors shall be required for the appointment and/or renewal of the members of the Executive Commission to be valid.
b) Operation.
The Executive Commission shall meet as often as called by the Chairman, usually holding its meetings every fifteen days.
The Chairman and the Secretary to the Executive Commission shall be those persons who hold the same offices on the Board of Directors, and one or more Vice Chairmen and a Vice Secretary may also be appointed.
The Executive Commission shall be validly constituted when the meeting is attended by one half plus one of its members, either present or represented.
Resolutions shall be passed by majority of the Directors attending the meeting (present or represented), and the Chairman holds the casting vote in the event of a draw.
c) Relationship with the Board of Directors.
The Executive Commission shall report regularly to the Board of Directors on all matters deliberated and the resolutions passed in its sessions, and will make available to the members of the Board a copy of the minutes of said sessions.
Audit and Control Committee.
Pursuant to the provisions set out in Article 31 bis of the Company Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:
a) Composition.
The Audit and Control Committee shall be comprised of a minimum of three and a maximum of five Directors appointed by the Board of Directors. All the members of said Committee shall be external Directors. For said appointment, the Board of Directors will take into account the knowledge and experience of accounting, auditing or risk management of the candidates.

The Chairman of the Audit and Control Committee, a post which must be held by an independent Director, shall be appointed from among its members, must be replaced every four years, and may be re-elected when the term of one year has elapsed from ceasing to hold this office.
b) Duties.
Notwithstanding other duties entrusted it by the Board of Directors, the Audit and Control Committee shall primarily serve to support to the Board of Directors in its supervisory capacity and specifically shall have the following competencies:
1)	To report, through its Chairman, to the General Shareholders’ Meeting on matters raised by the shareholders on issues within the competency of the Committee;

2)
To propose to the Board of Directors, for subsequent submission to the General Shareholders’ Meeting, the appointment of the Accounts Auditors referred to in Article 204 of the Corporations Law, as well as, when appropriate, the terms of engagement, the scope of professional mandate and revocation or renewal of such appointment;

3)	To supervise the internal audit services, in particular:
a)	Safeguard the independence and efficiency of the internal audit function;

b)	To safeguard the independence and efficacy of the internal auditing function;

c)	To propose the selection, appointment and removal of the person responsible for the internal auditing service;

d)	To propose the budget for that service;

e)	To review the annual internal auditing work plan and the annual activity report;

f)	To receive regular information of its activities; and

g)	To verify that senior management takes into account the conclusions and recommendations of its reports.
4)	To have knowledge of the financial information processes and the internal control systems. In this regard:
a)
To supervise the process of compilation and the integrity of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the right limitation of the scope of consolidation and the correct application of the accounting criteria, providing reports to the Board of Directors.

b)	To propose to the Board of Directors a policy of risk control and management, which will identify, at least:
(i)	the types of risk (operational, technological, financial, legal and reputational) which the company faces;

(ii)	the level of risk which the company deems acceptable;

(iii)	the measures for mitigating the impact of the identified risks should they materialise;

(iv)	the control and informaion systems to be employed to control and manage said risks.
5)
To establish and supervise a mechanism that allows employees to communicate, in a confidential and anonymous manner, any irregularities which may be of importance, especially financial and accounting irregularities, that they come across within the Company.

6)
To maintain the necessary relations with the Accounts Auditor to receive information on all matters that may jeopardise its independence, and any others related to the process of auditing the accounts, as well as to receive any information and maintain the communications with the Accounts Auditor that are established by legislation governing accounts auditing and the related technical regulations.

c) Operation.
The Audit and Control Committee shall meet at least once each quarter and as often as appropriate, called by its Chairman.
The Audit and Control Committee may call on the Company Accounts Auditor, the internal auditing officer and any employee or manager of the Company, to attend its meetings.
Nominating, Compensation and Corporate Governance Committee.
a) Composition.
The Nominating, Compensation and Corporate Governance Committee shall be comprised of a minimum of three and a maximum of five Directors, appointed by the Board of Directors. All the members of the Committee shall be external directors and a majority of them must be independent Directors.
The Chairman of the Nominating, Compensation and Corporate Governance Committee, a post which must be held by an independent Director, shall be appointed from amongst its members.
b) Duties.
Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:
1)
To inform, objectively and in accordance with social interests, on proposals for the appointment, re-election and removal of Directors and senior managers of the Company and its subsidiary companies, assessing the duties, knowledge and experience necessary of the candidates to cover the vacancies.

2)
To Inform on the proposals for the appointment of the members of the Executive Committee and the rest of the Committees of the Board of Directors, as well as that of the Secretary and, if applicable, the Vice Secretary.

3)	To organise and coordinate, together with the Chairman of the Board of Directors, the periodic assessment of the Board, in accordance with article 13.3 of Regulations.

4)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

5)
To examine or organise, in a manner deemed appropriate, the succession of the Chairman and, if applicable, make proposals to the Board of Directors in order for said succession to take place in an ordered and well planned manner.

6)
To propose to the Board of Directors, in the framework established in the Company Bylaws, the compensation of the Directors and revise it periodically in order to ensure it corresponds with the tasks carried out by them, in accordance with article 35 of Regulations.

7)
To propose the Board of Directors, within the framework established in the Company Bylaws, the extent and amount f the remuneration, rights and financial compensations of the Chairman, the Executive Directors and the senior managers of the Company, including the basic conditions of their engagement, to the effects of their inclusion in their contracts.

8)	To draw up and propose to the Board of Directors an annual report on the remuneration policy for Directors.

9)	To supervise compliance with the internal codes of conduct of the Company and the rules of corporate governance assumed by the company and in force at any given moment.

10)	To exercise all other duties assigned to said Committee in these Regulations.
c)	Operation.

In addition to the meetings established in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of the Directors or its Chairman requests the issue of a report or the approval of proposals within the scope of its competencies and when, in the opinion of the Chairman of the Committee, it is appropriate for the proper performance of its duties.

Regulation Committee.

a)	Composition.

The Regulation Committee shall comprise the number of Directors that the Board of Directors deems appropriate at any given time, in no case being less than three, and there must be a majority of external Directors.

The Chairman of the Regulation Committee shall be appointed from amongst its members.

b)	Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:
(i)	To undertake, through study, analysis and discussion, the continual monitoring of the main topics and matters of a regulatory nature that affect the Telefónica Group at all times.
(ii)
To provide a channel for communication and information between the Management Team and the Board of Directors in regulatory matters and, when appropriate, to inform the Board of Directors on matters that are important or relevant for the Company or any of the companies within its Group and for which it may be necessary or appropriate to adopt a decision or establish a particular strategy.

Human Resources, Reputation and Corporate Responsibility Committee.
a) Composition.
The Human Resources, Reputation and Corporate Responsibility Committee shall comprise the number of Directors that the Board of Directors deems appropriate at any given time, in no case being less than three, and there must be a majority of external Directors.
The Chairman of the Human Resources, Reputation and Corporate Responsibility Committee will be appointed from among its members.
b) Duties.
Notwithstanding other duties entrusted to it by the Board of Directors, the Human Resources, Reputation and Corporate Reputation Committee shall have at least the following duties:
(i)	To analyse, inform and propose to the Board of Directors the adoption of the appropriate resolutions with regards to personnel policy.

(ii)	To encourage the development of the Telefónica Group’s Corporate Reputation Project and the implementation of the core values of the Group.
Service Quality and Customer Service Committee.
a) Composition
The Service Quality and Customer Service Committee shall comprise the number of Directors that the Board of Directors deems appropriate at any given time, in no case being less than three, and there must be a majority of external Directors.
The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b) Duties.
Notwithstanding other duties entrusted to it by the Board of Directors, the Service Quality and Customer Service Committee has the following duties:
(i)	To examine, analyse and periodically monitor the quality rates of the main services provided by the Telefónica Group companies.
(ii)	To evaluate the level of customer service provided by the said companies to its customers.
International Affairs Committee.
a) Composition.
The International Affairs Committee shall comprise the number of Directors that the Board of Directors deems appropriate at any given time, in no case being less than three, and there must be a majority of external Directors.
The International Affairs Committee shall be appointed from among its members.
b) Duties
Notwithstanding other duties entrusted to it by the Board of Directors, the International Affairs Committee’s primary mission is to reinforce and bring international matters that are relevant to the development of Telefónica to the attention of the Board of Directors. For this purpose, the Committee has the following duties, amongst others:
(i)	To pay particular attention to institutional relations in the countries where the Telefónica Group companies operate.
(ii)	To analyse those matters of importance that affect the Group in international bodies or forums, as well as those relating to economic integration.
(iii)	To review regulatory matters, issues concerning competition and alliances.
(iv)	To evaluate the programmes and activities of the various Company Foundations and the resources that are used in benefit of the Company’s image and its international social presence.

B.2.4	Indicate any advisory and consulting powers and, where applicable, the powers delegated to each of the committees:

Committee Name	Brief description
Executive Commission	Corporate Body with general decision-making powers and express delegation of all the powers attributed to the Board of Directors, except those that cannot be delegated by law, bylaws or regulations.
Audit and Control Committee	Consultative and Control Committee
Nominating, Compensation and Corporate Governance Committee	Consultative and Control Committee
Human Resources, Reputation and Corporate Responsibility Committee	Consultative and Control Committee
Regulation Committee	Consultative and Control Committee
Service Quality and Customer Service Committee	Consultative and Control Committee
International Affairs Committee	Consultative and Control Committee
B.2.5
Indicate, if applicable, any regulations governing the Board committees, where they are made available for consultation and any amendments to the same made during the financial year. Indicate whether any annual report has been voluntarily drawn up on the activities of each committee.

The organisation and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. Besides this, the Audit and Control Committee is also specifically regulated in article 31 bis of the Bylaws. Both documents are available for consultation on the company website.

B.2.6	Indicate whether the composition of the Executive Committee reflects the participation within the Board of the different types of Directors, on the basis of their type:
Yes ☑      No ☐
If not, describe the composition of the Executive Commission
C	RELATED-PARTY TRANSACTIONS
C.1
Please state whether the Board in full has reserved the right to approve, upon receipt of a report in favour from the Audit Committee or any other Committee entrusted with doing so, the transactions that the company carried out with directors, significant shareholders or shareholders represented on the Board, or with people related with them:

Yes ☑      No ☐

C.2	List any relevant transactions entailing a transfer of resources or obligations between the company or its group companies and the significant shareholders in the company:

	Name or
Name or	corporate name
company name	of the company
of significant	or unit of its	Nature of	Type of	Value
shareholder	group	relationship	transaction	(thousand euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financing agreements: loans	247,076
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica España	Contractual	Financing agreements: loans	5,682
Banco Bilbao Vizcaya Argentaria, S.A.	Grupo Telefónica Latam	Contractual	Financing agreements: loans	114,389
Banco Bilbao Vizcaya Argentaria, S.A.	Grupo Telefónica	Contractual	Guarantees	18,240
Banco Bilbao Vizcaya Argentaria, S.A.	Grupo Telefónica	Contractual	Temporary Financial Investments	334,314
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Other (derivatives)	6,605,652
Banco Bilbao Vizcaya Argentaria, S.A.	Grupo Telefónica	Contractual	Other (derivatives)	554,698
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Other (transfer of loans)	30,050
Caja de Ahorros y Pensiones de Barcelona, la Caixa	Telefónica, S.A.	Contractual	Financing agreements: loans	246,803
Caja de Ahorros y Pensiones de Barcelona, la Caixa	Grupo Telefónica	Contractual	Guarantees	885
Caja de Ahorros y Pensiones de Barcelona, la Caixa	Grupo Telefónica	Contractual	Temporary Financial Investments	1,021,809

C.3	List any relevant transactions entailing a transfer of resources or obligations between the Company or its group companies and the Company’s managers or Directors:

Name or company name of	Name or corporate name of	Nature of	Type of	Amount
the managers or directors	the company or unit of its group	relationship	transaction	(thousand euros)

C.4
List any relevant transaction undertaken by the Company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose object and conditions set them apart from the Company’s habitual trading:

Company name of the group	Brief description of	Amount
company	transaction	(thousand euros)

C.5	State whether any conflicts of interest affecting any members of the Board of Directors pursuant to Article 127 of the Corporations Law have arisen in the course of the financial year.
Yes ☐       No ☑

Name or company name of
director	Description of the situation of conflict of interest

C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the Company and/or its group, and its Directors, management or significant shareholders.

The Company policy has established the following principles governing possible conflicts of interest that may affect Directors, Managers or Significant Company Shareholders:

• With respect to the Directors, Article 32 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the Company’s interest. In the event of conflict, the affected Director shall abstain from intervening in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall abstain from participating in voting that affects matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly undertake professional or commercial operations or transactions with the Company or with any of the companies in its Group, when such transactions are unrelated to the ordinary business of the Company or not performed under market conditions, unless the Board of Directors is informed of said transaction and, after prior favourable report from the Nominating, Compensation and Corporate Governance Committee, approves them with the favourable vote of at least 90% of the Directors present at the meeting.

• With regards to significant shareholders, Article 39 of the Regulations of the Board of Directors establishes that the Board of Directors will be aware of the operations carried out by the Company, directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with people related with them.

Carrying out these operations will require authorisation from the Board, subsequent to a favourable report from the Nominating, Compensation and Corporate Governance Committee, except in the case of operations or transactions that form part of the normal or ordinary activities of the parties involved, carried out in normal market conditions, and for amounts not significant or relevant for the Company.

The operations referred to in the section above shall be assessed in terms of equality and market conditions, and will be included in the Annual Report on Corporate Governance and in the periodic public information of the Company in the terms established in the applicable regulations.

• With respect to Management, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.

In accordance with the provisions of this Code, Management Personnel are obliged to (a) act at all times with loyalty to the Group and its shareholders, regardless of their own or other interests; (b) abstain from intervening or influencing decision-making that may affect the persons or companies with which the conflict of interest exists; and (c) abstain from accessing information deemed confidential related to such conflict. Furthermore, these persons are obliged to inform the Company Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.

C.7	Are more than one of the Group companies listed in Spain?
Yes ☐       No ☑
Please specify the subsidiary companies listed in Spain:
Subsidiary companies listed

Please state whether the areas of activity and business relationships between them have been publicly and clearly defined, as well the relationships of the listed dependent company with the other companies of the group;

Yes ☐       No ☐

Define the possible business relationships between the parent company and the listed subsidiary company, and between the latter and the other group companies
Please identify the mechanisms established to solve possible conflicts of interest between the listed subsidiary and the other group companies:
Mechanisms to resolve possible conflicts of interest
D	RISK CONTROL SYSTEMS
D.1
Provide a general description of risk policy in the Company and/or its group, detailing and evaluating the risks covered by the system, as well as an explanation of how far these systems match the profile of each type of risk.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. To do so, the Company Model is applied regularly and equally in all the Group companies, which provides an evaluation of the importance of each of the risks that may affect the companies, as well as the degree of control over the same. This procedure is based on the system proposed by the COSO Reports (Committee of Sponsoring Organizations of the Treadway Commission), in which an integrated framework of Internal Control and Management of Risks are established.

Thus, the Group has a map that identifies the risks that require specific control and monitoring according to their importance.

Likewise, the Model matrix includes the operational processes in which each of the risks considered is managed, in order to evaluate the control systems established and to be reasonably sure that such risks will not arise.

In this respect, it should be noted that the Company is currently carrying out a new model to modify the risk measurement parameters, moving from the current parameters (degree of importance and level of control) to impact and probability of occurrence, in line with best international practices; that is, evolving from the current COSO I Model to the COSO II Model.

Identification of these risks and processes is undertaken by the Directorate General of Internal Auditing, which is responsible for internal Group audits, and regularly informs the Audit and Control Committee of Telefónica of the results of its work.

By virtue of the model currently applied in the Group, the Company has identified 50 risks, classified in the following categories:

I.- Risks related to business processes and others:
•	Operational risks: risks that could affect the effectiveness and efficiency of operational processes and the provision of services, customer satisfaction and the reputation of Group companies.

•	Integrity risks: risks linked to internal and external fraud that the Group companies may have.

•	Management and human resources risks: risks related to management, administration and leadership, limits on authority, etc.

•	Technological risks: among others, those related to verification of security of information systems (access, data protection, etc.), contingency plans, automation of activities, etc.

•
Financial risks: among others, highly competitive markets, strictly regulated markets, services provided under licences or concessions, country risks associated with investment in Latin America, management of exchange rate and/or interest rate risks, risks associated with relations with Group members, risks associated with business takeovers and mergers, etc.

•	Risks related to lawsuits and other legal proceedings.
II.- Information Risks:
•	Operating information.

•	Financial information.

•	Strategic information.
III.- Risks related to the Environment:
•	Competition.

•	Relations with shareholders.

•	Availability of Resources.

•	Political, social economic, legal and fiscal environment.

•	Regulations and changes in the sector.

•	Environment.
•
As has already been mentioned above, the internal control framework adopted by Telefónica Group is based on the COSO model, of renowned prestige in international financial environments, whose main aims are the following:

*	Efficacy and efficiency in its operations.

*	Safeguard of assets.

*	Reliability of financial information.

*	Compliance with laws and regulations.
•	In addition to the controls established in each of the Company’s operational processes, the Group has the following specific control elements:
*
An Internal Auditing structure covering the entire Telefónica Group, which carries out its duties in accordance with the professional regulations and criteria of the International Institute of Internal Auditors.

It must be pointed out that Telefónica is the first Spanish company to obtain the certification of quality awarded by said Institute.

*	The Company’s Annual Accounts, and those of all the main companies of the Group are verified by an External Auditor.

In addition, the External Auditor is commissioned to make recommendations regarding internal control for the main Companies.

•
Likewise, for the establishment of appropriate and standardised control systems, the Telefónica Group has a set of regulations by means of which basic control aspects are regulated. These regulations include the following:

(i)	Control regulations regarding the process of drafting the financial – accounting information. This process is regulated via the following manuals, instructions and regulations:
•	Manual of Accounting Assessment Regulations and Policies.

•	Manual of Rules for Evaluation and Accounting Policies

•	Instructions for closing and external audits.

•	Annual calendar of financial accounting information.

•	Corporate Accounting Plan.

•	Manual of the Subsidiary Information System (a technical – IT instrument for reporting financial-accounting information and for the consolidation of financial statements).
(ii)	Regulations governing control of Company information and its financial/accounting information system:
•	Registration, communication and control of financial /accounting information.

•	Regulations governing disclosure to markets

•	Regulations of conduct for financial personnel.

•	Intra-group transactions.
(iii)	Regulations regarding external representation and the relationship between Group companies:
•	Powers of attorney for representation of the Company, to sign contracts, open accounts, dispose of funds, etc.

•	Centralised decision-making on Group transactions.

•	Payments: segregation of functions, joint signature of two persons, bank reconciliations, etc.

•	Purchase of goods and services: budgetary reserve, corporate procedure for awards, formalization of commitments, payment terms, etc.

•	Control in reduced structure companies or companies in transitory situations (dissolution, sale, etc.).
(iv)	Regulations governing environmental minimums:
•	Standards to be complied with in the Group in cases where the law does not set higher levels of requirement.
•
With regard to the use of funds by the Company, the Group has an Intervention Unit responsible for controlling the use of funds, and whose duties are, among others functions are, among others, the control of the use of the funds, control of relevant operations, control of travel and representation expenses, implementation of basic controls in the greater risk processes, etc.

•	The Group’s main companies also have Budgetary and Management Control Units.

•	The Telefónica Group has Units that control certain specific risks. More specifically, all those related with Risks and Insurance, Reputation, Regulation, Quality, and Human Resources (labour risks).

•	Due to it being a company listed on the New York Stock Exchange, Telefónica must comply with the requirements established by the Sarbanes-Oxley Act and its related regulations.

In particular, a review is carried out of the efficacy of the internal financial reporting controls, both in the process of preparing the accounting statements, and in the main processes that enter information into the accounting system. This practice is a requirement for Telefónica S.A. and for other companies of the Group, as “SEC registrants”.

The results of the 2006 assessment were included in the 20-F Form of Telefónica, S.A., sent to the SEC on May 18, 2007. The report declared the existence of an effective internal control of financial reporting, with no material weaknesses.

•
In addition, since 2005 an incident reporting channel is in place, created by the Audit and Control Committee of the Board of Directors, whose aim is that any employee of the Telefónica Group can report, completely anonymously if so required, with regard to situations related to the internal control of financial statements, accounting statements or accounts auditing.

•
Lastly, in 2006 the Board of Directors of the Company approved the unification of the Codes of Ethics of the Group’s different companies in a new company Code of Principles of Action, to be applied as standard in all countries where the Telefónica Group operates, and for all its employees.

The “Principles of Action Office” has been working regularly to disseminate, encourage and safeguard the compliance of the Principles of Action, managing among other aspects, the confidential line created to pose questions, seek good advice and address issues related with compliance with the principles and their associated policies, especially in cases where there could be signs of non compliance.

D.2
Please state whether, during the financial year, any of the different types of risk affecting the company and/or its group (operational, technological, financial, legal, reputational, fiscal...) have materialised:

Yes ☐     No ☑
If so, please state the circumstances that led to the risk and whether the established control mechanisms proved to be effective.

Risk materialised during the FY	Circumstances that led to risk	Effectiveness of control systems

D.3	Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems.
Yes ☑      No ☐
If so, please explain its duties.

Name of Committee or Body	Description of Duties
Audit and Control Committee	The Board of Directors of Telefónica S.A. has constituted an Audit and Control Committee whose duties, competencies and rules of operation are set out in the Company Bylaws and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Name of Committee or Body	Description of Duties
Except in the case of specific matters, the External Auditor and representatives of the General Directorates of Finance, Internal Auditing and Strategy, Budgeting and Control are invited to attend the meetings of the Committee.

Occasionally, as mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The duties of the Committee are established in the Company Bylaws of Telefónica S.A. (art. 31 bis), and in the Regulations of the Board of Directors (art. 21), as described in section B.2.3 of this Report.

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfilment of recommendations subject to specific monitoring.

In addition to this, within the Group, Committees have been set up in those companies whose shares are listed on stock market in countries other than Spain, with similar duties to those described for the Audit and Control Committee of Telefónica S.A.
D.4	Please identify and describe the processes for compliance with the regulations applicable to the Company and/or its group.

The great majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Amongst the basic objectives of the internal control model described above is compliance with those laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has units exercising specific control over this type of risks, especially through its legal services and in the areas of corporate regulation in the Group companies.

E	THE GENERAL SHAREHOLDERS’ MEETING
E.1	Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company Bylaws. Describe any difference from the minimum regime set out in the Corporations Law.
Yes ☐       No ☑

% of quorum different from that
	% of quorum different from	established in art. 103 of
	that established in art. 102 of	Corporations Law for
	Corporations Law for general	special cases of art. 103.
	cases	general cases
Quorum required for 1st call to meeting
Quorum required for 2nd call to meeting
Description of the differences
E.2	Please state whether there are, and if applicable provide details, of any rules governing the adoption of corporate resolutions established in the Corporations Law Act (LSA in its Spanish acronym):
Yes ☑      No ☐
Describe any differences from the provisions established in the Corporations Law.

Super-majority other than that
established in art. 103.2 of the
	Corporations Law for cases listed	Other cases of super-
	in 103.1	majority
% established by company for adoption of agreements
Description of differences

Article 21 of the Company Bylaws establishes that the General Shareholders’ Meeting shall adopt its resolutions with the majority of votes established by law, cast by the shareholders present or represented.

Each share present or represented at the General Shareholders’ Meeting shall give rise to one vote, except shares without voting rights, pursuant to the provisions of the law.

Notwithstanding the provisions of the paragraph above, no shareholder shall be allowed to cast a number of votes representing more than ten percent of the overall share capital with voting rights existing at any given time, regardless of the number of shares he/she actually holds.

In ascertaining the maximum number of votes that each shareholder may cast, only those shares owned by each shareholder shall be taken into account, and the shares belonging to other shareholders who have appointed such shareholder as their proxy shall not be included, without prejudice to the aforementioned ten percent limit, which shall apply equally to every represented shareholder.

The limit established in the above paragraphs shall likewise apply to the maximum number of votes that may be cast – either jointly or individually – by two or more shareholding companies belonging to the same group of companies, and to the maximum number of votes which may be cast by a natural or legal person holding shares, or the company or companies, also holding shares in the Company directly or indirectly controlled by said natural or legal person.

To the effects of the paragraph above, both the existence of groups of organisations and the controlling situations described above shall be ascertained in accordance with the provisions of section 4 of the Securities Market Law of 28th July 1998.

Without prejudice to such restrictions on the voting rights as are set out above, all the shares represented at the General Shareholders’ Meeting shall be taken into account in the determination of the required quorum to validly hold the Meeting; however, in the casting of votes, those shares shall be subject to the ten percent limit on the number of votes that may be cast, in accordance with the provisions of the mentioned article 21 of the Bylaws.

E.3	Please list all shareholders’ rights regarding the General Shareholders’ Meeting other than those established under the Corporations Law

Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the Corporations Law.

Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations of Telefónica’s General Shareholders’ Meeting, shareholders may, at all times and following accreditation of their identity as such, make suggestions related to the organisation, operation and competencies of the General Shareholders’ Meeting through the Shareholders’ Office.

E.4	Please indicate measures adopted, in any, to encourage shareholder participation in the General Shareholders’ Meetings.

The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica is to offer the shareholder a framework that guarantees and facilitates the exercise of his/her rights in relation to the sovereign Company body, with particular attention to the right to information and participation in the deliberations and voting, endeavouring to achieve maximum diffusion of the call and proposed resolutions to be submitted to the GSM. In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulation of the General Shareholders’ Meeting with a view to facilitating shareholders’ attendance and participation in the Meeting:

*	WEBSITE
Incorporation into the Company website, from the date of publication of the announcement of the call and in addition to the documents and information required by law, of all the information that the company deems appropriate with regards to the aforementioned objectives and in particular, including but not limited to, the following:
a) The text of all the proposed resolutions to be submitted to the General Shareholders’ Meeting that have been approved by the Board of Directors, without prejudice to their subsequent modification by the Board prior to the date of the Meeting, when legally possible.
b) Information regarding the venue of the General Shareholders’ Meeting and describing, if appropriate, the process for access to the hall.
c) Procedure for obtaining attendance cards or certificate issued by the legally authorised bodies.

d) Means and procedures to grant proxy for the General Shareholders’ Meeting.
e) Should they exist, the means and procedures for remote voting.
f) All other issues of interest to follow the meeting, such as the existence of media for simultaneous interpreting of the meeting, audiovisual diffusion of the Meeting or information in other languages.
The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent to them free of charge through the mechanisms established on the website for this purpose.
*	FORMULATION OF SHAREHOLDERS’ SUGGESTIONS
As indicated above and without prejudice to the rights of shareholders to request inclusion of certain matters on the Agenda of the Meeting when requesting its call in the cases and terms envisaged by law, shareholders may, at all times and with prior accreditation as such, make suggestions regarding the organisation, operation and competencies of the General Shareholders’ Meeting through the Shareholders’ Office.
Likewise, through the Shareholders’ Office, shareholders may request all types of information, documentation and clarifications required in relation to the GSM, either through the Company website or by calling the toll-free line.
*	DELEGATION AND REPRESENTATION
The Chairman of the General Shareholders’ Meeting or, when so delegated by the same, the Secretary, shall resolve all doubts that may arise with respect to the validity and effectiveness of the documents accrediting the right of any shareholder to attend the GSM individually or in representation of another, as well as to the delegation and proxy in favour of another party, endeavouring to consider invalid or ineffective only those documents that lack the minimum requirements, provided that such defects have not been remedied.
E.5	Please indicate whether the General Shareholders’ Meeting is chaired by the Chairman of the Board. List the measures, if any, adopted to guarantee the independence and correct operation of the GSM:
Yes ☑       No ☐
Details of measures

The General Shareholders’ Meeting of Telefónica S.A. has established its principles of organisation and operation in a set of Regulations, approved by the GSM, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.

In addition to establishing the principles of organisation and operation of the General Shareholders’ Meeting, gathering and organising the different aspects of calling, organisation and development of the GSM in a single text, the document provides mechanisms to:

•	Facilitate shareholders’ exercise of their relevant rights, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting,

•	Ensure maximum transparency and efficiency in forming the will and decision-making by the GSM, ensuring the maximum possible dissemination of the call and of the proposed motions.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always be in line with the criteria and guidelines determined by the GSM (in addition to the Board of Directors and the Board Committees).

E.6	Please indicate the amendments, if any, made to the Regulations of the General Shareholders’ Meeting during the year.

The Regulations of the General Shareholders’ Meeting of Telefónica were approved by the Ordinary GSM of the Company held on April 30th 2004.

Subsequently, the General Shareholder’s Meeting celebrated on May 10, 2007 agreed to modify certain articles of its Regulations. Said modifications were reported to the Comisión Nacional del Mercado de Valores (Spanish Securities Exchange Commission) and inscribed in the Mercantile Register of Madrid on July 13, 2007.

A great part of the modifications introduced in the Regulations of the General Shareholders’ Meeting aimed to adapt the aforementioned Regulations to the Unified Code of Good Governance.

Another of the modifications was motivated by Law 19/2005 of November 14, on European corporations with residence in Spain, which modified certain provisions regarding the call of General Shareholders’ Meetings, appointment of Managers, etc.

In addition, other modifications carried out in the aforementioned Regulations referred to questions regarding the vote and delegation through remote means of communication.

And lastly, the remaining modifications were made with the aim of technically improving the drafting and systemation Regulations of the GSM, completing and clarifying the regulation of specific issues.

This reform of the Regulations of the GSM was also complemented with the reform of the Company Bylaws which was also approved by the General Shareholders’ Meeting of May 10, 2007.

In both cases, and in general all modifications introduced, mainly aimed to offer the Company’s shareholders a regulatory framework that guarantees and enables them to exercise their rights, paying special attention to their right to information and to their attendance and participation in the decisions and votes of the General Shareholders’ Meetings.

E.7	Please indicate the attendance figures for the General Shareholders’ Meetings held during the financial year this report refers to:

	Attendance figures
	% attending in		% remote voting
GSM Date	person	% by proxy	e-voting	Other	Total
10-05-2007	0.050	52.465	0.000		52.5156%

E.8	Briefly describe the resolutions adopted at the General Shareholders’ Meeting held during the year and the percentage by which each resolution was passed.

Points of Order	Summary of		Votes
of the Day	proposal	Votes in favour	against	Abstentions	Result of vote
I	Approval of the Annual Accounts for FY 2006.	2,543,645,278	211,003	40,504,471	Approved
		(98.42%)	(0.008%)	(1.567%)
II.1	Re-Election of Mr. César Alierta Izuel.	2,561,623,023	8,377,561	14,360,168	Approved
		(99.12%)	(0.324%)	(0.555%)
II.2	Re-Election of Mr. Maximino Carpio García.	2,570,161,525	1,386,484	12,812,743	Approved
		(99.45%)	(0.053%)	(0.495%)
II.3	Re-Election of Mr. Gonzalo Hinojosa Fernández de Angulo.	2,570,325,252	1,247,822	12,787,678	Approved
		(99.45%)	(0.048%)	(0.494%)
II.4	Re-Election of Mr. Pablo Isla Álvarez de Tejera.	2,570,331,126	1,242,176	12,787,450	Approved
		(99.45%)	(0.048%)	(0.494%)
II.5	Re-Election of Mr. Enrique Used Aznar.	2,567,550,916	4,013,896	12,795,940	Approved
		(99.34%)	(0.155%)	(0.495%)
II.6	Re-Election of Mr. Gregorio Villalabeitia Galarraga.	2,538,150,674	11,591,397	34,618,681	Approved
		(98.21%)	(0.448%)	(1.339%)
II.7	Ratification of appointment of Mr. José María Álvarez-Pallete López.	2,541,286,395 (98.33%)	13,309,573 (0.515%)	29,764,784 (1.151%)	Approved

III	Authorisation for acquisition of treasury stock, directly or through Companies of the Group.	2,576,161,952 (99.68%)	352,065 (0.013%)	7,846,735 (0.303%)	Approved

IV	Delegation in favour of the Board of the power of issuing securities.	2,450,205,554	106,211,731	27,943,467	Approved
		(94.80%)	(4.109%)	(1.081%)
V	Reduction of the capital by means of amortisation of treasury stock.	2,572,485,224	3,973,019	7,902,509	Approved
		(99.54%)	(0.153%)	(0.305%)
VI.1	Modifications of Bylaws related to GSM.	2,575,751,668	386,675	8,222,409	Approved
		(99.66%)	(0.015%)	(0.318%)
VI.2	Modifications of Bylaws related to delegation and voting via remote means of communication and remote attendance to the Meeting.	2,575,773,424 (99.66%)	457,843 (0.017%)	8,129,485 (0.314%)	Approved

Points of Order	Summary of		Votes
of the Day	proposal	Votes in favour	against	Abstentions	Result of vote
VI.3	Modifications of the Bylaws related to the Board of Directors.	2,575,567,172	515,741	8,277,839	Approved
		(99.65%)	(0.020%)	(0.320%)
VII.1	Modifications of the Regulations of the General Shareholders’ Meeting regarding the competency of the GSM.	2,575,677,697 (99.66%)	438,622 (0.017%)	8,244,433 (0.319%)	Approved

VII.2	Modifications of the Regulations of the General Shareholders’ Meeting regarding the call and preparation of the General Meeting.	2,575,809,282 (99.66%)	345,477 (0.013%)	8,205,993 (0.317%)	Approved

VII.3	Modifications of the Regulations of the General Shareholders’ Meeting regarding delegation and voting via remote means of communication and remote attendance to the Meeting.	2,575,761,016 (99.66%)	469,627 (0.018%)	8,130,109 (0.314%)	Approved

VII.4	Modifications to the Regulations of the General Shareholders’ Meeting regarding voting proposals for agreements and extension of the Meeting session.	2,575,606,627 (99.66%)	425,600 (0.016%)	8,328,525 (0.322%)	Approved

VIII	Delegation of the rights to formalise, interpret, remedy and execute the agreements adopted by the General Meeting.	2,576,023,284 (99.67%)	367,223 (0.014%)	7,970,245 (0.308%)	Approved

E.9	Please indicate whether the Company Bylaws establish any restrictions with regard to the minimum number shares required to attend the General Shareholders’ Meeting:
Yes ☑     No ☐

Number of shares required to attend the GSM	300

E.10	Please indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.
As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:
* Voting by proxy at the GSM:
•
All shareholders entitled to attend shall be allowed to delegate their representation at the General Shareholders’ Meeting upon another person, who need not be a shareholder. Such representation shall be granted specially for each Meeting, either through the proxy form printed on the attendance card or through any other means envisaged by law.

•
Likewise, shareholders who hold less than the minimum number of shares required to attend the General Shareholders’ Meeting (300 shares) shall be allowed at any time to delegate the representation thereof upon a shareholder with the right to attend the General Shareholders’ Meeting, as well as to join with other shareholders in similar situation in order to reach the required number of shares, conferring their representation on only one of the aforementioned group of shareholders.

*	Voting instructions:

•
The documents recording delegation or representation of vote shall state voting instructions. In the event that express instructions are not be given, it shall be deemed that the representative shall vote in favour of the proposed resolutions put forward by the Board of Directors on the matters included on the Agenda for the General Shareholders’ Meeting and against those proposals which, albeit not included in the Agenda, may be submitted to a vote in said Meeting.

*	The party acting as representative:

•
If the proxy document does not state the specific person or persons to whom the shareholders grants representation, it shall be understood to be granted in favour of the Chairman of the Board of Directors of the Company, or whosoever may be a stand in for the Chairman to preside the Meeting, or in favour of the person appointed by the Board of Directors and notified in advance in the official announcement of the call for the GSM.

•
In cases in which a public request for representation is formulated, the restrictions on the exercise of voting rights set out in Article 114 of the Securities Market Law regarding conflicts of interest shall apply to the Director obtaining such representation.

Finally, and with a view to facilitating the maximum participation of shareholders, the Regulations of the General Shareholder’s Meeting establishes that the Chairman of the Meeting, or when so delegated by the Chairman, the Secretary of the same, shall resolve all doubts arising concerning the validity and effectiveness of the documents accrediting the delegation or representation in favour of another party, endeavouring to consider as invalid or ineffective only those documents that lack the minimum essential requirements, and provided that such defects have not been remedied.

E.11	Please indicate whether the company is aware of the institutional investors’ policy on whether or not to participate in the company’s decision making:
Yes ☐     No ☑
Description of policy
E.12	Indicate the address and mode of access to corporate governance content on your website.

Telefónica complies with the applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.es) in the section “Information for Shareholders and Investors” (http://www.telefonica.es/investors/), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Company website, except for certain specific documents, is available in three languages: Spanish, Portuguese and English.
F	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Please indicate the degree of the company’s compliance with existing recommendations of the Unified Code of Good Governance.

Should the company fail to comply with any of the aforementioned recommendations, please explain the recommendations, rules, practices or criteria the company applies.
1.	The bylaws of listed companies may not limit the number of votes held by a single shareholder, or impose other restrictions on the company’s takeover via the market acquisition of its shares.

See sections: A.9 , B.1.22 , B.1.23 and E.1 , E.2.
Complies ☐     Explanation ☑
In accordance with article 21 of the Company Bylaws, no shareholder may exercise a number of votes above 10 percent of the total share capital with voting rights at any given time, regardless of the number of shares held by said shareholder. In ascertaining the maximum number of votes each shareholder may issue, only those shares they hold shall count, not including those corresponding to other shareholders who may have delegated their representation to the former, without prejudice to also applying individually, to each of the shareholders represented, the 10 percent limit mentioned above.
The limit established in the previous paragraph shall also apply to the maximum number of votes two or more shareholding companies belonging to the same group of companies may exercise, whether jointly or separately, as well as to the maximum number of votes a natural or legal shareholding person and the company or companies, also shareholders, controlled directly or indirectly by the former, may exercise.
In addition, article 25 of the Bylaws establishes that in order to be appointed a Director, it is a requirement to have held for at least three years, a number of shares of the Company they represent, with a minimum nominal value of 3000 euros, whose shares the shareholder may not transfer during his/her term of office. These requirements shall not apply to persons who, at the time of their appointment, are related to the Company by means of an employment or professional relationship, or if the Board of Directors agrees to waive these requirements, with the vote in favour of at least 85 percent of its members.
Article 26 of the Bylaws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, CEO or member of the Executive Committee, they must have formed part of the Board of Directors for at least the three years prior to their appointment. However, this requirement shall not be applicable if the appointment is made with the favourable vote of at least 85 percent of the members of the Board of Directors.

2.	In the event that the parent company and a subsidiary company are listed separately, they must both publicly define with precision:
a)	The type of activity they engage in, and any business dealings between them as well as between the listed subsidiary and the other companies in the group;

b)	The mechanisms in place to resolve possible conflicts of interest.
See sections: C.4 and C.7
Complies ☐     Partially complies ☐     Explanation ☐     Not applicable ☑
3.
Even if not expressly required under company law, transactions entailing a change in the company structure should be submitted to the General Shareholders’ Meeting for approval or ratification, specifically the following:

a)
The transformation of listed companies into holding companies through the process of subsidiarisation, i.e. reallocating to subsidiaries core activities that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation;
Complies ☑     Partially Complies ☐     Explanation ☐
4.
The detailed proposals of the agreements to be adopted at the General Shareholders’ Meeting, including the information referred to in Recommendation 28, must be made public at the time of publishing the call for the General Shareholders’ Meeting.

Complies ☑     Explanation ☐
5.	Separate votes shall be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule will apply particularly to the following items:
a)	Appointment or ratification of directors, with separate voting on each candidate;

b)	For changes to the company bylaws, each article or group of articles that are materially different.
See section: E.8
Complies ☑     Partially Complies ☐     Explanation ☐

6.	Companies should allow split votes, so that financial intermediaries who are shareholders of record but acting on behalf of different clients can issue their votes according to instructions.
See section: E.4
Complies ☑     Explanation ☐
7.
The Board of Directors shall perform its duties with unity of purpose and independence from Management, according all shareholders the same treatment. It shall be guided at all times by the company’s best interest, to be understood as maximising the company’s value over time.

It will ensure that the company abides by the laws and regulations in its relations with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Complies ☑     Partially Complies ☐     Explanation ☐
8.
The core components of the Board’s mission shall be to approve the company’s strategy, authorise the organisational resources to carry it forward, and ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the Board in full shall approve:

a)	The company’s general policies and strategies. In particular:
ii)	The strategic or business plan, management targets and annual budgets;

iii)	Investment and financing policy;

iv)	Design of the structure of the corporate group;

v)	Corporate governance policy;

vi)	Corporate social responsibility policy;

vii)	Remuneration and evaluation of senior officers;

viii)	Risk control and management, and the periodic monitoring of internal information and control systems;

ix)	Policy on dividends, treasury and, specifically, on the limits to apply.
See sections: B.1.10, B.1.13, B.1.14 and D.3
b)	The following decisions:
i)	At the proposal of the company’s chief executive, the appointment and removal of senior officers, and their termination clauses.
See section: B.1.14.
ii)	Directors’ remuneration and, in the case of executive directors, the additional consideration for their management duties and the approval of their contracts.

See section: B.1.14.
iii)	The financial information listed companies must periodically disclose.

iv)	Investments or operations considered strategic by virtue of their amount or special characteristics; unless they must be approved by the General Shareholders’ Meeting;

v)
The incorporation or acquisition of special purpose vehicles or entities resident in countries or territories defined as tax havens, as well as any analogous transactions or operations whose complexity may impair the group’s transparency

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with Board representation or other persons related thereto (“related-party transactions”).

However, Board authorisation will not be required for related-party transactions that simultaneously meet the following three conditions:

1st. They are governed by standard contracts applied on an across-the-board basis to a large number of clients;

2nd. They go through at market rates, set on a general basis by the person supplying the goods or services;

3rd. Their amount does not exceed 1% of the company’s annual revenues.

It is recommended that the Board only approve related-party transaction on the basis of a favourable report from the Audit Committee, or any other Committee appointed to carry out said task; and that the directors related to the transaction may neither exercise nor delegate their votes, and shall be absent from the meeting room while the Board deliberates and votes.

It is recommended that the above powers may not be delegated -with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases, subject to subsequent ratification by the Board in full.
See sections: C.1 and C.6
Complies ☑      Partially Complies ☐       Explanation ☐
9.	The Board should have the necessary size to ensure an efficient and participative operation, which makes it advisable for it not to have less than five or more than fifteen members.

See section: B.1.1
Complies ☐     Explanation ☑
The complexity of the organisational structure of the Telefónica Group, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.
In addition, it is important to bear in mind the high number of Committees of the Board of Directors of the Company, which ensures the active participation of all its Directors.

10.
The external proprietary and independent directors should constitute an ample majority in the Board and the number of executive directors should be the minimum necessary, bearing in mind the complexity of the company group and the shareholding percentage of the executive directors in the share capital.

See sections: A.2 , A.3, B.1.3 and B.1.14.
Complies ☑     Partially Complies ☐       Explanation ☐
11.
If there were any external director that may neither be considered proprietary not independent, the company must explain this circumstance and the director’s relationships with the company, the management or the shareholders.

See section: B.1.3
Complies ☑     Explanation ☐      Not applicable ☐
12.
Among external directors, the relation between proprietary members and independent directors should reflect the proportion between the capital represented on the Board by the proprietary members and the remainder of the company’s capital.

This criterion of strict proportionality may be relaxed, so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent, in the following cases:

1- In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, but where there are shareholders with high absolute value shareholdings.

2- In companies with a plurality of shareholders represented on the Board but not otherwise related.
See sections: B.1.3 , A.2 and A.3
Complies ☑     Explanation ☐
13.	The number of independent directors shall represent at least a third of all board members.

See section: B.1.3
Complies ☑     Explanation ☐
14.
The nature of each director must be explained to the General Meeting of Shareholders, which shall make or ratify his or her appointment. Such determination shall subsequently be confirmed or reviewed in each year’s Annual Report on Corporate Governance, following verification from the Nominating Committee. The Annual Report on Corporate Governance should also justify any appointment of a proprietary director representing a shareholder with an equity stake of less than 5%; and reasons should also be stated for any rejection of a formal request for a Board place from shareholders whose equity stake is equal to or greater than that of others at whose request proprietary directors have been appointed.

See sections: B.1.3 and B.1.4
Complies ☑     Partially Complies ☐     Explanation ☐

15.
When female directors are few or non existent, the Board should state the reasons for this situation and the initiatives taken to correct it; and in particular, the Nominating Committee should take steps in order to ensure that:

a)	The process of filling Board vacancies has no hidden bias against female candidates;

b)	The company makes a conscious effort to include women with the target profile among the candidates for Board places.
See sections: B.1.2, B.1.27 and B.2.3.
Complies ☑     Partially Complies ☐      Explanation       Not applicabl ☐
16.
The Chairman shall be responsible for the proper operation of the Board of Directors. He or she will ensure that directors are supplied with sufficient information in advance of board meetings, and will work to ensure a good level of debate and the active participation of the directors during the Board sessions, safeguarding their freedom of opinion and expression. He or she will organise and coordinate regular evaluations of the Board and, if applicable, that of the company’s chief executive.

See section: B.1 42
Complies ☑      Partially Complies ☐       Explanation ☐
17.
When the Chairman and the chief executive are one and the same, a Deputy Chairman will be appointed from among the company’s independent directors. This Deputy Chairman will be empowered to request the calling of Board meetings or the inclusion of new business on the order of the day, may organise coordinating meetings among external directors and will take charge of the Chairman’s evaluation.

See section: B.1.21
Complies ☐      Partially Complies ☑      Explanation ☐      Not applicable ☐
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
•
In accordance with article 29 of the Board Regulations, all the Directors of the Company, including all independent Directors, may call a Board Meeting when they deem it appropriate, and may include in the Order of the Day any issues or matters they deem convenient.

•
In addition, in accordance with article 13.3 of said Regulations, it is the responsibility of the Chairman of the Nominating, Compensation and Corporate Governance Committee — a post that shall always be given to an independent Director (article 22 of the Regulations)-, together with the Chairman of the Board of Directors, to organise and coordinate the periodic evaluation of the Board.

18.	The Secretary of the Board shall take steps to ensure that the Board’s actions:
a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory bodies.

b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others.

c)	Bear in mind the good governance recommendations accepted by the company of this Unified Code.
In addition, to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal must be proposed by the Nominating Committee and approved by the Board in full. The relevant appointment and removal procedures must be specified in the Board Regulations.
See section: B.1.34
Complies ☑      Partially Complies ☐      Explanation ☐
19.
The Board should meet with sufficient frequency to perform its duties efficiently, following the schedule of dates and matters established at the start of the financial year, each Board member having the right to propose other points of the order of the day that were not initially included.

See section: B.1.29
Complies ☑      Partially complies ☐      Explanation ☐
20.
Director absences will be kept to the bare minimum and quantified in the Annual Report on Corporate Governance. When directors have no choice but to attend by proxy, they should do so with instructions.

See sections: B.1.28 and B.1.30
Complies ☑      Partially Complies ☐      Explanation ☐
21.
When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the member expressing them will request that they be recorded in the minutes.

Complies ☑      Partially Complies ☐      Explanation ☐      Not applicable ☐
22.	The Board should evaluate on an annual basis:
a)	The quality and efficiency of the Board’s operation;

b)	On the basis of the report provided by the Nominating Committee, how well the Chairman of the Board and the Chief Executive have carried out their duties;

c)	The performance of its Committees on the basis of the reports furnished by them.
See section: B.1.19
Complies ☑      Partially Complies ☐      Explanation ☐

23.
All directors shall be entitled to receive any additional information they require on matters within the Board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section: B.1.42
Complies ☑      Explanation ☐
24.
All directors shall be entitled to call on the company for the advice and guidance they need to carry out their duties. The company shall establish suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section: B.1.41
Complies ☑      Explanation ☐
25.
Companies shall organise induction courses for new directors to supply them rapidly with the information they need on the company and its corporate governance rules. Directors will also be offered refresher courses when circumstances so advise.

Complies ☑      Partially Complies ☐      Explanation ☐
26.	Companies should require that their directors devote sufficient time and effort to perform their duties effectively. As such:
a)	Board members should inform the Nominating Committee of any professional obligations that might detract from the necessary dedication;

b)	Companies should limit the number of directorships their Board members can hold.
See sections: B.1.8, B.1.9 and B.1.17
Complies ☑      Partially Complies ☐      Explanation ☐
27.
The proposal for the appointment or renewal of directors which the board submits to the General Shareholder’s Meeting, as well as their provisional appointment by cooption, should be approved by the Board:

a)	At the proposal of the Nominating Committee, in the case of independent directors.

b)	Subject to a report from the Nominating Committee for all other directors.
See section: B.1.2
Complies ☑      Partially Complies ☐      Explanation ☐

28.	Companies will post the following director particulars on their websites, and keep them permanently updated:
a)	Professional experience and background;

b)	Other directorships held, and any professional activity in other companies, listed or otherwise;

c)	Indication of the type of directorship held. In the case of proprietary directors, the shareholder they represent or they are related with.

d)	The date of their first and subsequent appointments as a company director; and

e)	Shares held in the company and any options on the same.
Complies ☑      Partially Complies ☐      Explanation ☐
29.	Independent directors should not serve as such for a continued period of more than 12 years.

See section: B.1.2
Complies ☑      Explanation ☐
30.
Proprietary directors shall resign when the shareholders they represent dispose of the shares owned in their entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, they must reduce their number of proprietary directors accordingly.

See sections: A.2 , A.3 and B.1.2
Complies ☑      Partially Complies ☐      Explanation ☐
31.
The Board of Directors may not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the Board on the proposal of the Nominating Committee. In particular, just cause will be presumed when a director is in breach of his or her duties as a member of the board or comes under one of the disqualifying grounds enumerated in paragraph 5 of Section III of the definitions of this Code.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate operation causes changes in the capital structure of the company, in order to meet the proportionality criterion set out in Recommendation 12.

See sections: B.1.2, B.1.5 and B.1.26
Complies ☑      Explanation ☐
32.
Companies must establish rules whereby the directors must report and, if applicable, resign in those cases in which they may damage the good name and reputation of the company and, in particular, they must inform immediately Directors will inform the Board immediately of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted for any of the crimes stated in article 124 of the Corporations Law, as soon as possible, the Board will examine and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The Board will disclose all such determinations in the Annual Report on Corporate Governance.
See sections: B.1.43, B.1.44
Complies ☑      Partially Complies ☐      Explanation ☐
33.
All directors should express clear opposition when they feel a proposal submitted for the Board’s approval might harm the corporate interest; as should independent directors strenuously challenge any decision that might unjustifiably harm the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This Recommendation will also apply to the Board Secretary, even though not a member of the Board.
Complies ☑      Partially Complies ☐      Explanation ☐      Not applicable ☐
34.
Directors who give up their place before their tenure expires, through resignation or otherwise, will state their reasons in a letter to be sent to all members of the board. As well as being disclosed to the regulatory authorities as a ‘significant event’, the removal of any director and the motives for the same must be explained in the Annual Report on Corporate Governance.

See section: B.1.5
Complies ☑      Partially Complies ☐      Explanation ☐      Not applicable ☐
35.	The company’s remuneration policy, as approved by its Board of Directors, will specify at least the following points:
a)	The amount of the fixed components, with a breakdown where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to;

b)	Variable components, in particular:
ii)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items.

iii)	Evaluation criteria used to calculate entitlement to the award of shares or stock options or any variable remuneration; and

iv)	The main parameters and justification for any system of annual bonuses or other, non cash benefits;

iv)	An estimate of the total amount of variable remuneration which the proposed remuneration plan will result in, on the basis of the degree of fulfilment of the hypothesis or targets taken as reference.
c)	Main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of the amount or equivalent annual cost,

d)	Conditions to apply to the contracts of executive directors exercising senior management functions. Among them:
i)	Term;

ii)	Notice periods; and

iii)	Any other clauses covering hiring bonuses, as well as indemnities or ‘golden parachutes’ in the event of early termination of the contractual relation between company and executive director.
See section: B.1.15
Complies ☑      Partially Complies ☐      Explanation ☐
36.
Remuneration comprising the delivery of shares in the company or other companies in the group, stock options or other share-based incentives, or incentive payments linked to the company’s performance or membership of pension schemes shall be restricted only to executive directors.

The delivery of shares is excluded from this limitation, when such delivery is contingent on directors retaining the shares till the end of their tenure.

See sections: A.3 , B.1.3
Complies ☑      Explanation ☐
37.
External directors’ remuneration shall sufficiently compensate them for the commitment, qualifications and responsibility that the post entails, but should not be so high as to jeopardise their independence.

Complies ☑       Explanation ☐
38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report and imply a decrease in said earnings.
Complies ☐      Explanation ☐      Not applicable ☑
39.
In the case of variable remuneration, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector or other similar circumstances.

Complies ☑      Explanation ☐      Not applicable ☐

40.
The Board will submit a consultative report on the directors’ remuneration policy to the vote of the General Shareholders’ Meeting, as a separate point on the order of the day. This report shall be provided to shareholders, either separately or in any other way the company deems convenient.

The report will focus specifically on the remuneration policy the Board has approved for the current year, with reference, as the case may be, to the policy planned for future years. It will address all the questions referred to in Recommendations 35, except points potentially involving the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year. It will also include a general summary of who the remuneration policy was applied in said previous year.

The performance of the Remuneration Committee in designing the policy will be reported to the Meeting and, if external advisors have been retained, the identity of the same.

See section: B.1.16
Complies ☐       Partially Complies ☑      Explanation ☐

On the occasion of the Company’s General Shareholders’ Ordinary Meeting to be held on April 21 and 22, on first and second call, respectively, the shareholders shall be delivered, for information purposes, the Report on remuneration policy for the Board of Directors. In addition, this Report shall be made available to shareholders from the date of publication of the call for the General Meeting.

41.	The Report shall detail the individual remuneration made to directors during the financial year and shall include:
a)	A breakdown of the remuneration obtained by each company director, to include where appropriate:
i)	Participation and attendance fees and other fixed director payments;

ii)	Additional compensation for acting as chairman or member of a Board committee;

iii)	Any payments made under profit-sharing or bonus schemes, and the reason for their payment;

iv)	Contributions for the director to defined-contribution pension plans; or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;

v)	Any indemnities agreed or paid on the termination of their functions;

vi)	Any compensation they receive as directors of other companies in the group;

vii)	The remuneration executive directors receive in respect of their senior management posts.

viii)
Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be considered a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, stock options or other share-based incentives, detailing:
i)	Number of shares or options awarded in the year, and the terms set for their execution;

ii)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;

iii)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv)	Any change in the year in the exercise terms of previously awarded options.
c)	Information on the relation in the previous year between the remuneration obtained by executive directors and the company’s profits or some other measure company performance.
Complies ☐       Partially Complies ☑      Explanation ☐

In accordance with article 28.4 of the Company Bylaws, the Annual Report shall include the remuneration corresponding individually to each of the posts or positions of the Board or its Committees (Chairman, Vice Chairman, Member). The remuneration corresponding to executive Directors for their executive duties at the Company shall be stated in an aggregate manner, but with a breakdown of the different remuneration items.

In addition, the complexity of the organisational structure of the Telefónica Group, the variety and nature of the sectors in which it carries out its activity, its multinational nature and its economic and business relevance, justify the fact that said information is included in the mentioned manner, given that its publication in any other way could damage corporate interests.

42.	When the company has an Executive Committee (hereafter, “Executive Committee”), the breakdown of its members by director category should roughly mirror that of the Board itself.

See sections: B.2.1 and B.2.6
Complies ☑      Partially Complies ☐      Explanation ☐      Not applicable ☐
43.	The Board shall be kept fully informed of the business transacted and decisions made by the Executive Committee. All Board members will receive copies of the minutes of the Committee sessions.
Complies ☑      Explanation ☐       Not applicable ☐

44.	In addition to the Audit Committee, which is mandatory under the Securities Market Law, the Board of Directors will form a Nominating and Compensation Committee, or two separate committees.

The rules governing the make-up and operation of the Audit Committee and the Nominating and Compensation Committee or committees will be set forth in the board regulations, and will include the following at least:

a)
The Board of Directors will appoint the members of these committees on the basis of the knowledge, skills and experience of its directors and the duties of each committee. The Board shall discuss their proposals and reports. The Committees must report, at the first Board session following their meetings, of the activity, assuming responsibility for the work carried out;

b)
These committees will be composed exclusively of external directors and will have a minimum of three members. This is without prejudice to executive directors or senior officers attending meetings, if so agreed explicitly by the members of the Committee.

c)	The Chairmen of these Committees must be independent directors.

d)	They may engage external advisors, when they feel this is necessary for the performance of their duties.

e)	Meeting proceedings will be minuted and a copy sent to all Board members.
See sections: B.2.1 and B.2.3
Complies ☑      Partially Complies ☐       Explanation ☐
45.
The job of supervising compliance with internal codes of conduct and corporate governance rules will be assigned to the Audit Committee, the Nominating Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Complies ☑      Explanation ☐
46.	All members of the Audit Committee, particularly its chairman, will be appointed on the basis of their knowledge and experience in accounting and auditing matters.
Complies ☑      Explanation ☐
47.	Listed companies will have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal information and control systems.
Complies ☑      Explanation ☐
48.
The head of internal audit shall present an annual work programme to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

Complies ☑      Partially Complies ☐       Explanation ☐

49.	The company’s control and risk management policy shall specify at least the following:
a)
The different types of risk (operational, technological, financial, legal, reputational...) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

b)	The probability of risks occurring and the determination of the risk level the company sees as acceptable.

c)	Measures in place to mitigate the impact of risk events should they occur;

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.
See section: D
Complies ☑      Partially Complies ☐       Explanation ☐
50.	The Audit Committee’s duties shall include the following:
1.	With respect to internal control and information systems:
a)
To monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions and the correct application of accounting principles.

b)	To review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c)
To oversee the independence and effectiveness of the internal audit function; to propose the selection, appointment, reappointment and removal of the head of internal audit; to propose the budget to be assigned to the internal audit function; to receive regular reports on its activities; and to verify that senior management bear in mind the conclusions and recommendations of its reports.

d)	To establish and supervise a mechanism whereby staff can report any irregularities they detect in the course of their work anonymously or confidentially.
2.	With respect to the external auditor:
a)	To make recommendations to the Board for the selection, appointment, reappointment and removal of the external auditor, and the terms and conditions of his engagement.

b)	To receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management bear in mind its recommendations.

c)	To oversee the independence of the external auditor, to which end:
i)	The company will notify any change of auditor to the Spanish Securities and Exchange Commission (CNMV) as a ‘significant event,’ stating the reasons for its decision.

ii)
The Audit Committee will ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The Audit Committee will investigate the issues giving rise to the resignation of any external auditor.
d)	In the case of groups, to encourage the group auditor to assume the responsibility for the audits of the companies it comprises.
See sections: B.1.35, B.2.2, B.2.3 and D.3
Complies ☑      Partially Complies ☐      Explanation ☐
51.	The Audit Committee may meet with any company employee or manager, and may even call for their appearance without the presence of any senior officer.
Complies ☑      Explanation ☐
52.	The Audit Committee will report to the Board before the latter makes the corresponding decisions, on the following points from Recommendation 8:
a)
The financial information that listed companies must periodically disclose. The Committee shall ensure that intermediate statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)
The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, unless that duty of prior reporting has been attributed to a Committee other than the Audit and Control Committee.
See sections: B.2.2 and B.2.3
Complies ☑      Partially Complies ☐ Explanation ☐
53.
The Board of Directors shall present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors will give a clear account to shareholders of their scope and content.

See section: B.1.38
Complies ☑      Partially Complies ☐       Explanation ☐

54.	The majority of members of the Nominating Committee -or Nominating and Remuneration Committee, if a single Committee- should be independent directors.

See section: B.2.1
Complies ☑      Explanation ☐      Not applicable ☐
55.	The Nominating Committee will have the following duties in addition to those stated in earlier Recommendations:
a)
To evaluate the skills, knowledge and experience necessary to sit on the Board, that is, to define the roles and abilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)
To examine or organise, in appropriate form, the succession of the Chairman and chief executive, making the pertinent recommendations to the Board so the handover proceeds in a planned and orderly manner.

c)	To report on the senior officer appointments and removals which the chief executive proposes to the Board.

d)	To report to the Board on the gender diversity issues discussed in Recommendation 14 of this Code.
See section: B.2.3
Complies ☑      Partially Complies ☐      Explanation ☐      Not applicable ☐
56.	The Nominating Committee will consult with the company’s Chairman and chief executive, especially with regard to executive director appointments.

Any director may suggest candidates to fill director vacancies to the Nominating Committee for their consideration.
Complies ☑      Partially Complies ☐      Explanation ☐      Not applicable ☐
57.	The Compensation Committee will have the following duties in addition to those stated in earlier Recommendations:
a)	To make proposals to the Board of Directors regarding:
i)	The remuneration policy for directors and senior officers;

ii)	The individual remuneration of executive directors and the other terms and conditions of their contracts;

iii)	Basic contract terms and conditions for senior officers.
b)	To oversee compliance with the remuneration policy established by the company.
See sections: B.1.14, B.2.3
Complies ☑      Partially Complies ☐      Explanation ☐      Not applicable ☐

58.	The Compensation Committee will consult with the Chairman or chief executive, especially on issues involving executive directors and senior officers.
Complies ☑      Explanation ☐      Not applicable ☐
G	OTHER INFORMATION OF INTEREST
If you consider that there are any relevant principles or aspects of corporate governance applied by the company that have not been covered by this report, please list and explain their content.
This section may include any other relevant, but not reiterative information, clarification or detail related to previous sections of the report.
Specifically, indicate whether the company is subject to corporate governance legislation from any country other than Spain and, if so, include the compulsory information to be provided when this is different from that required for this report.
GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the Financial Year ended on December 31, 2007, except in those issues in which a different date of reference is specifically mentioned.
• Note 1 to Section A.3.]
On January 23, 2008, Mr. Manuel Pizarro Moreno and Mr. Antonio Viana-Baptista resigned as Directors of Telefónica, S.A. On the same date, Ms. María Eva Castillo Sanz and Mr. Luiz Fernando Furlán were appointed Directors of the Company. Ms. Castillo is the holder of 2,000 direct voting rights of the Company (0.000% of the total voting rights) and Mr. Furlán is the holder of 100 direct voting rights of the Company (0.000% of the total voting rights).
• Note 2 to Section A.3.]
On January 29, 2008, the Director Mr. Carlos Colomer Casellas informed the National Securities Market Commission of his indirect acquisition of 28,570 shares, through the companies Ahorro Bursátil, S.A., SICAV (15,300 shares) and Inversiones Mobiliarias Urquiola, S.A. SICAV (13,270 shares).
• Note 3 to Section A.3.]
On March 5, 2007, the Executive Chairman of the Company, Mr. César Alierta Izuel, notified the National Securities Exchange Commission (CNMV) of the purchase of 8,200,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 22 euros.
On October 16, 2007, Mr. Alfonso Ferrari Herrero notified the Spanish Securities Exchange Commission (CNMV) of the purchase of 485,000 put-warrants on shares of Telefónica, S.A., to be settled by offset, with maturity on October 11, 2010, and an exercise price of 18.4852 euros.
• Note 4 to Section A.5.]
On October 31, 2007, Telefónica de Contenidos, S.A.U. was informed that Banco Bilbao Vizcaya Argentaria, S.A. had formalised on that same date the sale of shares, subject to a condition precedent, by which it sold all its shares in Hispasat, S.A. to the company Abertis Telecom, S.A. On February 19, 2008 the condition precedent had not yet been met.

• Note 5 to Section A.8.]
The Board of Directors of the Company, in the session held on February 27, 2008, agreed to submit a proposed reduction in share capital to the following General Shareholders’ Meeting, to be held on April 21 in the first call or April 22 in the second call. Said reduction would be of 168,500,000 euros, through the repayment of 68,500,000 own shares in treasury stock, in order to increasing the Company’s profit per share, which consequently benefits all shareholders.
• Note 6 to Section B.1.2.]
On January 23, 2008, Mr. Manuel Pizarro Moreno and Mr. Antonio Viana-Baptista resigned as Directors of Telefónica, S.A. On the same date, Ms. María Eva Castillo Sanz and Mr. Luiz Fernando Furlán were appointed Directors of the Company.
• Note 7 to Section B.1.3.]
On December 31, 2007, Mr. Peter Erskine resigned as General Manager of Telefónica O2 Europa, and therefore went from being an Executive Director to being classified in the “Other external Directors” category.
On January 23, 2008, Mr. Antonio Viana Baptista and Mr. Manual Pizarro Moreno resigned as Directors of the Company, and Ms. María Eva Castillo Sanz and Mr. Luiz Fernando Furlán were appointed Directors (Independent Directors) of the Company.
On January 31, 2008, Mr. Antonio-Viana-Baptista left his post as General Manager of Telefónica España.
• Note 8 to Section B.1.7.]
On January 16, 2008, Mr. César Alierta Izuel left his post as Director of Telefónica O2 Europe, Plc.
On January 16, 2008, Mr. José María Álvarez-Pallete López left his post as Director of Telefónica O2 Europe, Plc.
On December 31, 2007, Mr. Peter Erskine left his post as Director, and therefore, as Executive Chairman of Telefónica O2 Europe, Plc. Subsequently, on February 1, 2008, he was appointed Director of the Company again.
On February 21, 2008, Mr. José María Álvarez-Pallete López left his post as Director of Telefónica de Argentina, S.A., and was appointed Alternate Director.
Also on February 21, 2008, the Director Mr. Francisco Javier de Paz Mancho was appointed Director of Telefónica de Argentina, S.A.
On February 21, 2008, Mr. Peter Erskine left his seat on the Supervisory Board of Telefónica O2 Czech Republic, a.s. and, therefore, also ceased to be the Chairman of said Board.
On February 19, 2008, the Director Mr. Francisco Javier de Paz Mancho was appointed Director of Telecomunicaçoes de Sao Paulo, S.A.
• Note 9 to Section B.1.8.]
On February 6, 2008, Mr. César Alierta Izuel and Mr. Gonzalo Hinojosa Fernández de Angulo handed in their resignation as Directors of Altadis, S.A.
• Note 10 to Section B.1.10.]
Although the investment and financing policy is not included literally in article 5.4. of the Board Regulations, in practice said policy is the exclusive competency of the Board of Directors of the Company.
• Note 11 to Section B.1.11.]
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Company’s Annual Report corresponding to the financial year 2007, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2007.
The total amount of the remuneration received by the Directors of Telefónica in said capacity, during FY 2007, was as follows: 3,704,333 euros for fixed allowance and 211,250 euros for allowances to attend the meetings of the consultative Committees of the Board of Directors. In addition, it is noted that the remuneration received by the Directors of the Company for belonging to the Boards of Directors of other companies of the Telefónica Group was 405,192 euros. In addition, the six Directors of the Company that sit on the Advisory Boards of Catalonia, Andalusia and Valencia have received, during the FY 2007, a total of 73,750 euros.

In addition, the executive Directors Mr. César Alierta Izuel, Mr. Julio Linares López, Mr. José María Álvarez-Pallete López, Mr. Peter Erskine (who ceased his executive duties on December 31, 2007) and Mr. Antonio Viana-Baptista (who ceased his executive duties on January 31, 2008), in their capacity as Executives of the Company, have received: 12,368,727 euros for salaries and variable remuneration; 33,018 euros for Company contributions to pension plans; and 126,302 euros for remuneration in kind, which included other insurances (general medical and dental insurance), as well as life insurance premiums.
In addition, it should be noted that Peter Erskine received the following amounts: (i) 615,283 euros as periodic payment in cash relating to the commitments previously acquired by O2 plc. in connection with his pension plan, this item set forth in the Document containing the Tender offer, (ii) 3,838,077 euros under the 2005 O2 Share Plan, which was likewise set forth in the Document containing the Tender offer, and (iii) in accordance with the conditions of O2 acquisition, 24,331,831 euros for stepping down from his executive duties, broken down as follows: variable compensation for 2007, a payment for the advance notice clause in his employment contract, a payment for his employment commitment in accordance with the terms of the Framework Agreement signed in relation to the takeover bid for O2 plc. shares and the payment of the obligations acquired at the time by O2 plc. regarding pension plans, this concepts was included likewise in the takeover document. The bulk of this last payment was made in 2007, with the remainder paid in January 2008.
Below, in order to provide further transparency and clarity of this information, we provide an individualised breakdown by remuneration item, of the remuneration and benefits received by Telefónica Directors in their capacity as such during FY 2007:

*	Figures in euros

			Board
		Executive	Committees
Directors	Board	Commission	Fixed	Allowance	TOTAL
Chairman
Mr. César Alierta Izuel	290,000	96,667	0	0	386,667
Vice Chairmen
Mr. Isidro Fainé Casas	241,667	96,667	0	0	338,333
Mr. Gregorio Villalabeitia Galarraga (1)	137,500	55,000	22,500	20,000	235,000
Mr. Vitalino Manuel Nafría Aznar	186,667	0	7,000	3,750	197,417
Members
Mr. Julio Linares López	95,000	63,333	8,667	7,500	174,500
Mr. José María Abril Pérez (2)	62,500	41,667	3,500	1,250	108,917
Mr. José Fernando de Almansa Moreno-Barreda	145,000	0	40,000	20,000	205,000
Mr. José María Álvarez-Pallete López	95,000	0	0	0	95,000
Mr. David Arculus	145,000	0	0	0	145,000
Mr. Maximino Carpio García (3)	145,000	96,667	40,833	26,250	308,750
Mr. Carlos Colomer Casellas	145,000	96,667	13,333	2,500	257,500
Mr. Peter Erskine	95,000	63,333	0	0	158,333
Mr. Alfonso Ferrari Herrero	145,000	0	60,333	26,250	231,583
Mr. Gonzalo Hinojosa Fernández de Angulo	145,000	0	73,667	35,000	253,667
Mr. Pablo Isla Álvarez de Tejera	145,000	0	50,500	17,500	213,000
Mr. Antonio Massanell Lavilla	145,000	0	47,000	23,750	215,750
Mr. Enrique Used Aznar (4)	145,000	0	60,333	27,500	232,833
Mr. Antonio Viana-Baptista	95,000	63,333	0	0	158,333

(1)	Mr. Gregorio Villalabeitia Galarraga held his post as Director of Telefónica until July 25, 2007, being replaced as Vicechairman by Vitalino Nafría Aznar.

(2)	Mr. José María Abril Pérez was appointed a Director of Telefónica on July 25, 2007.

(3)	Mr. Maximino Carpio García held his post as Director of Telefónica until December 19, 2007.

(4)	Mr. Enrique Used Aznar held his post as Director of Telefónica until December 19, 2007.

In order to provide a better understanding of the details provided above, below we provide the amounts established as fixed remuneration and allowances for attendance, if applicable, to sessions of the Board of Directors, Executive Committee and consultative or control committees.
Board of Directors. Amount of fixed remuneration received by each Director (in euros):

Posts	Year 2007
Chairman	290,000
Vice Chairmen	241,667
Members:
Executive Directors	95,000
External Proprietary Directors	145,000
External Independent Directors	145,000
Other external Directors	145,000

*	The Directors do not receive any allowance for attending meetings of the Board of Directors and the Executive Committee.
Executive Commission. Amount of fixed remuneration received by each Director who forms part of the Executive Commission, on the basis of their post (in euros):

Posts	Year 2007
Chairman	96,667
Vice Chairman	96,667
Members	96,667

*	The Directors do not receive any allowance for attending meetings of the Board of Directors and the Executive Committee.
Other Committees of the Board of Directors
A)	Amount of fixed remuneration received by each Director who sits on any of the Committees of the Board of Directors, on the basis of their post (in euros):

Posts	Year 2007
Chairman	26,667
Members	13,333

B)	Total amount of allowances paid in FY 2007 for attendance to meetings of the consultative or control Committees, received by the Directors that form part of them (in euros):

Committees	Year 2007
Audit and Control	Allowance per session: 1,250 No. of sessions paid: 11
Nominating, Compensation and Corporate Governance	Allowance per session: 1,250 No. of sessions paid: 10
Human Resources, Reputation and Corporate Responsibility	Allowance per session: 1,250 No. of sessions paid: 4
Regulatory	Allowance per session: 1,250 No. of sessions paid: 11
Service Quality and Customer Service	Allowance per session: 1,250 No. of sessions paid: 4
International Affairs	Allowance per session: 1,250 No. of sessions paid: 5
Below we provide the aggregate remuneration figures received by Mr. César Alierta Izuel, Mr. Julio Linares López, Mr. José María Álvarez-Pallete López, Mr. Peter Erskine and Mr. Antonio Viana-Baptista for the performance of their executive duties, for each of the following items (in euros):

Items	Year 2007
Salaries (1)	5,688,154
Variable Remuneration (2)	6,680,573
Remuneration in kind	126,302
Contributions to pension plans	33,018

(1)
It is stated for the record that in addition, Mr. Peter Erskine received the amount of 615,283 euros as periodic payment in cash relating to the commitments previously acquired by O2 plc. in connection with his pension plan, this item set forth in the Document containing the Tender offer,

(2)
In addition, it is stated, for the record, that Mr. Peter Erskine received the following amounts: (i) in accordance with the conditions of O2 acquisition, 24,331,831 euros for relinquishing his status as a Company executive under the terms indicated above, and (ii) 3,838,077 euros under the 2005 O2 Share Plan, which was likewise set forth in the Document containing the Tender offer,

In addition, with regard to the “Performance Share Plan” authorised by the General Shareholders’ Meeting of the Company held on June 21, 2006, it is noted that the maximum number of shares corresponding to the first and second cycles of the Plan to be delivered (from July 1. 2009 and July 1, 2010), to each of the executive Directors of Telefónica, S.A., should the conditions established for said delivery be met, is as follows: Mr. César Alierta Izuel (129,183 shares in the first cycle, and 116,239 shares in the second cycle); Mr. Julio Linares López (65,472 shares in the first cycle and 57,437 shares in the second cycle); Mr. José María Álvarez-Pallete López (62,354 shares in the first cycle and 53,204 shares in the second cycle); Mr. Peter Erskine (181,762 shares in the first cycle, and 151,863 shares in the second cycle); and Mr. Antonio Viana-Baptista (62,354 shares in the first cycle and 53,204 shares in the second cycle). As regards Mr. Peter Erskine (to whom 181,762 shares in the first cycle and 151,863 shares in the second cycle were assigned), he will receive, in the first quarter of the year 2008, the number of shares that corresponds to him, on the bases of the period of each Cycle during which he has remained as an executive of the Telefónica Group.
It is important to note that then non-executive Directors do not receive and have not received, in the year 2007, any remuneration in the form of pensions or life insurance, nor do they take part in the remuneration plans linked to the share price of Telefónica.
In addition, the Company does not grant and has not granted in 2007, any advances, loans or credit in favour of the Directors, or in favour of its main executives, in compliance with the requirements of the Sarbanes-Oxley Act published in the United States of America and which is applicable to Telefónica as a company listed on that market.
Lastly, it is noted that the contracts of the Senior Management of the Company, including those corresponding to Executive Directors, generally include a termination clause establishing an indemnity of three yearly payments plus a further yearly payment, on the basis of the years of service in the company. The yearly payment includes the last fixed remuneration and the arithmetic average of the sum of the two last variable remunerations received according to contract.
• Note 12 to Section B.1.11.]
Subsection b). The “Fixed Remuneration” item includes both the amounts of the salaries received from other Telefónica Group companies by the members of the Board of Directors in their capacity as executives, and the amount received by the members of the Board of Directors as fixed allowance for belonging to the Board of Directors of any of the companies of the Group or of its respective Committees.
• Note 13 to Section B.1.12.]
With regard to the remuneration received by the Senior Officers who do not sit on the Board of Directors in their capacity as executives, and with regard to the abovementioned Employee Welfare Plan, it is noted that the total amount of the contributions made by the Telefónica Group during FY 2007 amounts to 786,262 euros (corresponding to the four Senior Officers that formed part of the Senior Management of the Company in FY 2007).
In addition, and with regard to the mentioned long-term incentives Plan approved by the General Shareholders’ Meeting held on June 21, 2006, it is noted that the maximum number of shares corresponding to the first and second cycles deliverable to the four senior officers that form part of the Senior Management of the Company, should the conditions established for said delivery be met, is 157,046 shares (first cycle) and 130,911 shares (second cycle).
Note 14 to Section B.1.18.]
The Board of Directors, at its meeting held on February 27, 2008, approved a new modification of the Board Regulations, which affects only the composition of the Board Committees listed below. Specifically, it affects, the maximum number of Directors that each of them can incorporate. In all cases the minimum number of Directors necessary for each Committee is three, and it is a requirement that a majority of them are external Directors.
•	Regulation Committee (article 23)

•	Human Resources, Reputation and Corporate Responsibility Committee (article 24)

•	Service Quality and Customer Service Committee (article 25)

•	International Affairs Committee (article 26)
Them main justification for this change is the need to provide the Board of Directors with more flexibility as regards the maximum number of members that should form part of each of the Committees at any given time, being able to establish the composition of the committees in the manner it deems most convenient, on the basis of the competencies and duties assigned to each of them.
• Note 15 to Section B.1.31.]
In accordance with the US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the consolidated Annual Accounts of the Telefónica Group), which is filed with the “Securities and Exchange Commission”, is certified by the Executive Chairman of the Company, Mr. César Alierta Izuel, and by the CFO, Mr. Santiago Fernández Valbuena. However, this certification is made after said Accounts have been formulated by the Board of Directors of the Company.

• Note 16 to Section B.1.39.]
FY 1983 is the first FY audited by an external auditing company. Prior to that, the balance sheets were revised by chartered accountants (‘censores de cuentas’). Therefore, 1983 is the date taken as the base for the calculation of the percentage in the case of audits of the Individual Annual Accounts of Telefónica, S.A. and 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Annual Accounts, as 1991 was the first FY in which Consolidated Annual Accounts for the Telefónica Group were published.
• Note 17 to Section B.2.1.]
On December 31, 2007, Mr. Peter Erskine left his post as General Manager of Telefónica O2 Europa, and therefore went from being classified as an Executive Director to being classified in the category of “Other external Directors”.
On January 23, 2008, Mr. Manuel Pizarro Moreno and Mr. Antonio Viana-Baptista resigned as Directors, and therefore, as Members of the Executive Committee of the Board of Directors.
On January 23, 2008 the Director Mr. Gonzalo Hinojosa Fernández de Angulo was appointed Member of the Executive Commission.
On January 23, 2008, Mr. Carlos Colomer Casellas was appointed Member of the Nominating, Compensation and Corporate Governance Committee of the Board of Directors.
On January 23, 2008, Mr. Francisco Javier de Paz Mancho was appointed Chairman of the Human Resources, Reputation and Corporate Responsibility Committee, in replacement of Mr. Pablo Isla Álvarez de Tejera, who remains a Member.
On January 23, 2008, Mr. Pablo Isla Álvarez de Tejera was appointed Chairman of the Regulation Committee of the Board of Directors.
On January 23, 2008, Mr. Francisco Javier de Paz Mancho was appointed Member of the International Affairs Committee of the Board of Directors and Member of the Regulation Committee.
On February 27, 2008, Mr. Alfonso Ferrari Herrero was appointed Member of the Audit and Control Committee of the Board of Directors.
On February 27, 2008, Mr.. Peter Erskine was appointed Member of the Nominating, Compensation and Corporate Governance Committee of the Board of Directors.
On February 27, 2008, Mr. Vitalino Manuel Nafría Aznar was appointed Member of the Human Resources, Reputation and Corporate Responsibility Committee of the Board of Directors.
On February 27, 2008, Mr. David Arculus was appointed Member of the Regulation Committee; on the same date, Mr. Antonio Massanell Lavilla ceased sitting on said Committee.
On February 27, 2008, Mr. David Arculus, Mr. Vitalino Manuel Nafría Aznar and Mr. Luiz Fernando Furlán were appointed Members of the International Affairs Committee of the Board of Directors.
Binding definition of independent director:
Please state whether any of the independent directors holds or has held any kind of relationship with the company, its significant shareholders or managers which, had it been sufficiently significant or important, would have determined that the director could not have been considered as an independent director in accordance with the definition included in section 5 of the Unified Code on Good Governance:
Yes ☐       No ☑

Name of director	Type of relationship	Explanation

This annual corporate governance report was approved by the Board of Directors of the company, at its session held on February 27, 2008.

Please state whether any Directors have voted against or have abstained in their vote regarding the approval of this Report.
Yes ☐       No ☑

Reasons (against,
Name or company name of director who has not	abstention, non-	Explanation of
voted in favour of the approval of this report	attendance)	reasons

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: March 14th, 2008	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors